SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Quarterly Financial Information as of June 30, 2007
(with independent auditors’ review report thereon)

(A translation of the original report in Portuguese as published in Brazil containing
Quarterly Financial Information prepared in accordance with accounting practices adopted in Brazil)

FEDERAL GOVERNMENT - PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Brazilian Corporation Law
QUARTERLY REPORT - Base-date–06/30/2007
NET SERVIÇOS DE COMUNICAÇÃO S.A.

Independent auditors' review report

To the Board of Directors and Shareholders of
Net Serviços de Comunicação S.A.
São Paulo - SP

We have conducted a special review of the quarterly financial information (ITRs) of Net Serviços de Comunicação S.A. and the consolidated quartely information of the company and its subsidiaries as of and for the quarter ended June 30, 2007, comprising the balance sheet, the statements of income, management’s report, and the relevant information, prepared in conformity with accounting practices adopted in Brazil. The quartely financial (ITRs) of VIVAX S.A, as of and for the quarter ended June 30, 2007, were reviewed by other independent auditors and our special review, related to the amounts of investment in the amount of R$ 144,676 thousand (R$ 128,115 thousand in March 31, 2007) and the negative result of R$ 27,393 thousand for the quarter ended June 30, 2007 arising from this Company and related amounts included in the consolidation, is based solely on the independent auditor’s review report of such independent auditors.

Our review was conducted in accordance with the specific rules set by the Institute of Independent Auditors of Brazil (IBRACON), and the Federal Council of Accounting, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational area of the Company and its subsidiaries as to the main criteria used in the preparation of the quarterly financial information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

Based on our special review and on the independent auditor’s report of other auditors, we are not aware of any relevant modification that ought to be made to the above mentioned quarterly information in order for it to comply with accounting practices adopted in Brazil and the rules of the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of quarterly financial information .

July 18, 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original in Portuguese signed by
Pedro Augusto de Melo
Accountant CRC 1SP113939/O-8

01.01 - IDENTIFICATION

1 - CVM CODE 01462-1	2 - COMPANY’S NAME NET SERVICOS DE COMUNICAÇÃO S.A.	3 - CNPJ 00.108.786/0001-65
4 – NIRE 33300159783

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Verbo Divino, 1356 - 1º andar parte			2 - BOROUGH OR DISTRICT Santo Amaro
3 - ZIP CODE 04719-002	4 - CITY São Paulo			5 - UF SP
6 - AREA CODE 011	7 - TELEPHONE 2111-2606	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 011	12 – FAX 2111-2780	13 - FAX -	14 - FAX -
15 - E-MAIL ri@netservicos.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 – NAME João Adalberto Elek Jr.
2 – FULL ADDRESS Rua Verbo Divino, 1356 - 1º Andar Parte			3 - BOROUGH OR DISTRICT Santo Amaro
4 - ZIP CODE 04719-002	5 – CITY São Paulo			6 - UF SP
7 - AREA CODE 011	8 - TELEPHONE 2111-2606	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 2111-2780	14 - FAX -	15 - FAX -
16 - E-MAIL joao.elek@netservicos.com.br

01.04 – REFERENCE /AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2007	12/31/2007	2	04/01/2007	06/30/2007	1	01/01/2007	03/31/2007
9 – AUDITOR’S NAME/ BUSINESS NAME KPMG Auditores Independentes					10 - CVM CODE 00418-9
11 – PARTNER RESPONSIBLE Pedro Augusto de Melo					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF PARTNER RESPONSIBLE 011.512.108-03

01.05 - CAPITAL COMPOSITION

Number of Shares (thousand)	1 - CURRENT QUARTER 06/30/2007	2 - PRIOR QUARTER 03/31/2007	3 - SAME QUARTER PRIOR YEAR 06/30/2006
Paid-up Capital
1 – COMMON	111,822	111,822	1,613,225
2 – PREFERRED	223,233	183,559	2,341,438
3 – TOTAL	335,055	295,381	3,954,663
Treasury Stock
4 – COMMON	0	0	0
5 – PREFERRED	0	0	0
6 – TOTAL	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 – SITUATION Operating
3 - NATURE OF OWNERSHIP National Holding
4 - ACTIVITY CODE
5 - MAIN ACTIVITY Pay-TV service provider
6 - TYPE OF CONSOLIDATION Total
7 – TYPE OF AUDIT REPORT Clean opinion

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 - NAME

01.08 – CASH EARNINGS VOTED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - PAYMENT BEGINNING	6 - TYPE OF SHARE	7 – AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM 01	2 – DATE OF CHANGE 01/02/2007	3 - CAPITAL STOCK AMOUNT (In thousand reais) 4,143,045	4 - AMOUNT OF THE CHANGE (In thousand reais) 70,404	5 – NATURE OF THE CHANGE Additional-paid-in capital	6 - NUMBER OF SHARE ISSUED (Thousand) 3,028	7 - SHARE PRICE ON ISSUE DATE (Reais) 23,250000000

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE	2 – SIGNATURE

Balance sheets

(In thousands of Reais)

		Parent Company
Account	Description	06/30/2007	03/31/2007
1	Total Assets	3.799.368	2.537.975
1.01	Current Assets	313.682	361.508
1.01.01	Cash and Cash equivalents	204.502	262.649
1.01.01.01	Cash	2.019	22.818
1.01.01.02	Investments and securities	202.483	239.831
1.01.02	Receivables	56.800	53.930
1.01.02.01	Customers	0	0
1.01.02.01.01	Subscriber Accounts Receivable	0	0
1.01.02.01.02	Provision for Doubtful Accounts Receivable	0	0
1.01.02.01.03	Deferred Revenues	0	0
1.01.02.02	Several Credits	56.800	53.930
1.01.02.02.01	Accounts Receivable from Affiliated Company	56.800	53.930
1.01.03	Inventories	0	0
1.01.04	Other	52.380	44.929
1.01.04.01	Taxes Recoverable and Deferred Taxes	437	725
1.01.04.02	Prepaid Expenses	4.103	3.551
1.01.04.03	Other Current Assets	595	2.384
1.01.04.04	Related Parties	0	0
1.01.04.05	Programming Receivables from subsidiaries	24.455	21.073
1.01.04.06	Accounts Receivables – Sale of Investments	0	0
1.01.04.07	Interest on Shareholder’s Equity Capital	22.790	17.196
1.02	Non Current Assets	3.485.686	2.176.467
1.02.01	Sundry Credits	87.228	102.489
1.02.01.01	Several Credits	19.988	20.815
1.02.01.01.01	Judicial Deposits	12.670	12.661
1.02.01.01.02	Prepaid Expenses	7.318	8.154
1.02.01.02	Credits with Affiliated Company	59.192	50.581
1.02.01.02.01	Credits with Associated Company	0	0
1.02.01.02.02	Credits with Subsidiary	59.192	50.581
1.02.01.02.03	Credits with other Affiliated Company	0	0
1.02.01.03	Other	8.048	31.093

Balance sheets

(In thousands of Reais)

		Parent Company
Account	Description	06/30/2007	03/31/2007
1.02.01.03.01	Deferred Taxes	7.981	5.311
1.02.01.03.02	Other Credits of Values	67	67
1.02.01.03.03	Accounts Receivable - Sale of Investments	0	25.715
1.02.02	Fixed Assets	3.398.458	2.073.978
1.02.02.01	Investments	3.359.287	2.033.535
1.02.02.01.01	Investments in Associated Companies	0	0
1.02.02.01.02	Investments in subsidiaries	0	0
1.02.02.01.03	Participation on Subsidiary	1.657.145	1.614.354
1.02.02.01.04	Participation on Subsidiary – Goodwill	1.702.142	419.181
1.02.02.01.05	Other Investments	0	0
1.02.02.02	Property, Plant & Equipment	39.171	40.443
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred Charges	0	0

Balance sheets

(In thousands of Reais)

		Parent Company
Account	Description	06/30/2007	03/31/2007
2	Total Liabilities	3.799.368	2.537.975
2.01	Current Liabilities	88.478	101.883
2.01.01	Loans and Financing	2.545	2.750
2.01.02	Debentures	5.275	24.505
2.01.03	Suppliers	28.668	25.818
2.01.04	Taxes and Contributions Payable	1.782	780
2.01.04.01	Fiscal Obligations	1.782	780
2.01.04.02	Income Tax Payable	0	0
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	30.356	18.773
2.01.06.01	Payroll and Related Charges	30.356	18.773
2.01.07	Related Parties	0	11.245
2.01.07.03	Accounts Payable to Subsidiaries	0	11.245
2.01.08	Other	19.852	18.012
2.01.08.01	Accounts and Expenses Payable	19.852	18.012
2.02	Non Current Liabilities	1.118.582	1.170.847
2.02.01	Long-term Liability	1.118.582	1.170.847
2.02.01.01	Loans and Financing	288.927	307.544
2.02.01.02	Debentures	580.000	580.000
2.02.01.03	Provisions	0	0
2.02.01.03.01	Programming Payable	0	0
2.02.01.04	Related Parties	2.184	30.493
2.02.01.04.01	Related Parties – Subsidiaries	2.184	30.493
2.02.01.04.02	Related Parties – Shareholders	0	0
2.02.01.04.03	Related Parties – Subsidiaries	0	0
2.02.01.04.04	Related Parties – Associated Companies	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	247.471	252.810
2.02.01.06.01	Fiscal obligations and other taxes payable	0	0
2.02.01.06.02	Provision for Contingencies	247.471	252.810
2.02.01.06.03	Deferred Income Taxes	0	0
2.02.01.06.04	Provisions and Other Accounts Payable	0	0
2.02.02	Deferred Income	0	0
2.04	Shareholders Equity	2.592.308	1.265.245
2.04.01	Capital	5.466.968	4.143.045
2.04.02	Capital Reserve	285.520	285.520
2.04.02.01	Special Goodwill Reserve	221.873	221.873
2.04.02.02	Premiums on Issue of Debentures	54.945	54.945
2.04.02.03	Goodwill on Share Issues	8.702	8.702

Balance sheets

(In thousands of Reais)

		Parent Company
Account	Description	06/30/2007	03/31/2007
2.04.03	Revaluation Reserve	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiary/ Associated Company	0	0
2.04.04	Profit Reserves	0	0
2.04.04.01	Legal Reserve	0	0
2.04.04.02	Statutory Reserve	0	0
2.04.04.03	Contingencies Reserve	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained Earnings	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained earnings/ Accumulated Losses	(3.160.180)	(3.163.320)
2.04.06	Advance for Future Capital Increase	0	0

Statements of Income
Years ended June 30, 2007 and 2006
(In thousands of Reais)

		Parent Company
Account	Description	01/04/2007 a 06/30/2007	01/01/2007 a 06/30/2007	01/04/2006 a 06/30/2006	01/01/2006 a 06/30/2006
3.01	Gross Revenue of Sales and Services	17.307	63.498	15.189	29.429
3.02	Taxes and Other Deductions From Revenue	(2.466)	(9.048)	(2.289)	(3.882)
3.03	Net Revenues	14.841	54.450	12.900	25.547
3.04	Cost of goods sold and services rendered	0	0	0	0
3.05	Gross Profit	14.841	54.450	12.900	25.547
3.06	Operating Expenses / Income	(11.760)	(30.665)	8.536	3.436
3.06.01	Selling Expenses	0	0	0	0
3.06.02	General and Administrative	(29.652)	(54.677)	(33.183)	(62.220)
3.06.02.01	General and Administrative Expenses	(25.309)	(45.085)	(28.627)	(52.896)
3.06.02.02	Depreciation and Amortization	(4.343)	(9.592)	(4.556)	(9.324)
3.06.03	Financial	(18.934)	(35.656)	(15.960)	(51.820)
3.06.03.01	Financial Income	10.541	20.759	7.379	14.314
3.06.03.02	Financial Expense	(29.475)	(56.415)	(23.339)	(66.134)
3.06.04	Other Operating Income	268	356	14.127	29.218
3.06.05	Other Operating Expense	(2.563)	(4.945)	(3.267)	(7.258)
3.06.05.01	Amortization of Goodwill on Investments	(2.442)	(4.883)	(3.611)	(7.258)
3.06.05.02	Other	(121)	(62)	344	0
3.06.06	Equity on investees	39.121	64.257	46.819	95.516
3.06.06.01	Equity on investees	39.121	64.257	46.819	95.516
3.06.06.02	Provision for losses on investments	0	0	0	0
3.07	Operating Income	3.081	23.785	21.436	28.983
3.08	Non Operating Income/(Loss)	59	4.375	315	(74)
3.08.01	Non Operating Income	(4.300)	36	(15)	16
3.08.02	Non Operating Losses	4.359	4.339	330	(90)
3.09	Income (loss) Before Income Tax	3.140	28.160	21.751	28.909
3.10	Income Tax Expenses	0	0	0	0
3.11	Deferred Income Taxes	0	0	0	0
3.12	Participations/Contributions of Profit	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of Interest on Shareholders’ equity	0	0	0	0
3.15	Net Income (Loss) for the Year	3.140	28.160	21.751	28.909
	Numbers of shares, Ex-tesouraria (mil)	335.055	335.055	4.019.812	4.019.812
	Earnings per share ( Reais )	0,00937	0,08405	0,00541	0,00719
	Loss per share ( Reais )	0,00000	0,00000	0,00000	0,00000

1. Operations

Net Serviços de Comunicação S.A. (Company) is engaged in acting directly or holding interest in the capital stock of other Companies who are engaged in the distribution of subscription television signals, in the provision of access to added value services, rendering other telecommunication services, in any other type of signal distribution of any sort, through its own network and on the production of its own local channels, as well as the direct acting on such activities. The Company is also engaged in providing all services to its subsidiaries within the context of corporate, administrative, financial and consultation support.

The table below shows shareholding in the Company’s capital stock on June 30, 2007 and March 31, 2007:

	06/30/2007			03/31/2007

	Common	Preferred	Total	Common	Preferred	Total

Organizações Globo
GB Empreendimentos e Participações S.A.	26.0%	-	2.9%	26.0%	-	3.3%
Distel Holding S.A.	8.6%	-	2.9%	8.8%	-	3.3%
Globo Comunicação e Participações S.A.	1.7%	-	0.6%	1.5%	-	0.6%
Grupo Telmex
GB Empreendimentos e Participações S.A.	25.0%	-	14.1%	25.0%	-	16.0%
Embratel Participações Ltda.	36.2%	5.4%	15.7%	36.2%	6.6%	17.8%
Empresa Brasileira de Telecomunicações S.A. - Embratel	1.9%	7.1%	5.3%	1.9%	8.6%	6.1%
Other Shareholders	0.6%	87.5%	58.5%	0.6%	84.8%	52.9%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of Shares	111,822,137	223,233,340	335,055,477	111,822,137	183,559,312	295,381,449

The activity of the main subsidiaries consists of the distribution of subscription television signals through the several cable networks located in the most important cities of the country. The Company also offers Internet access services through its cable network in the most important cities in which it operates. The concession from Anatel, the regulatory authority for the Brazilian telecommunications industry, for rendering television subscription services was granted to the subsidiaries in February 1997, for a term of 15 years. Renewal is possible provided that the subsidiaries have satisfactorily complied with the terms of the concession, have complied with the Executive Branch regulation and comply with the technical or economic requirements needed for the satisfaction of the necessities of the community, including modernization of the system. In 2006, the Company in partnership with Empresa Brasileira de Telecomunicações S.A. (“Embratel”), introduced its service Net Fone Via Embratel, as its entry into the “triple play” market (combined offer of video, voice and data services). The product functions as if it were a conventional telephone line and enables users to make local, long distance and international calls to any conventional (fixed) telephone or cellular handset.

Management continues to focus on increasing the pay TV subscription base, broadband, Net Fone Via Embratel and to strengthen the loyalty policy of the existing subscription base, offering in an integrated and combined way several packages which reflect the needs of users of such services which is measured on the basis of satisfaction studies conducted by independent companies. Investments have been for mostly related to the cost of installing these new subscribers and acquisition of new equipment for expansion.

The growing introduction of digital TV, the possibility of offering packages of the several services in a combined way, the Company’s partnership with Embratel to exploit voice services on the basis of Embratel licenses, continual improvement of the quality of the services and increasingly enhanced control of the several operating processes are a few of the initiatives that have underwritten growth.

Net Serviços de Comunicação S.A. retains the following interest in the capital of the companies listed below:

	Percentage of interest in share capital
	06/30/2007		03/31/2007

	Direct	Indirect	Direct	Indirect

Subsidiaries
Net Belo Horizonte Ltda.	-	100.00	-	100.00
Jonquil Ventures Limited	-	-	100.00	-
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio Ltda.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.40	2.60	97.40	2.60
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos Ltda.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participações Ltda.	26.94	73.06	26.94	73.06
Net Anápolis Ltda.	-	100.00	-	100.00
Net Bauru Ltda.	-	100.00	-	100.00
Net Campo Grande Ltda.	-	100.00	-	100.00
Net Goiânia Ltda.	-	100.00	-	100.00
Net Ribeirão Preto Ltda.	-	100.00	-	100.00
Net São José do Rio Preto Ltda.	-	100.00	-	100.00
Net Sorocaba Ltda.	-	100.00	-	100.00
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Florianópolis Ltda.	78.13	21.87	78.13	21.87
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
Televisão a Cabo Criciúma Ltda.	-	60.00	-	60.00
Net Londrina Ltda.	-	100.00	-	100.00
Brasil TV Cabo Participações S.A.	-	-	82.81	-
Vivax S.A.	100.00	-	14.57	22.14
Horizon Line Brasil Ltda (“HLB”)	8.20	91.80	-	-
Jacareí Cabo S.A.	-	83.00	-	-
Canbras TVA Cabo Ltda.	-	100.00	-	-
TV Mogno Ltda.	-	100.00	-	-
TV Eucalipto Ltda.	-	100.00	-	-
614 TVH Vale S.A. (“TVH”)	-	79.28	-	-
Shared Control
TV Cabo e Comunicações Jundiaí S.A.	50.00	-	50.00	-

On May 18, 2007 the Brazilian National Telecommunications Agency - ANATEL authorized the process of acquisition of shareholder control of Vivax and on June 11 the Company approved the implementation of the ownership restructuring involving the Company and Vivax S.A. in two different stages, the first consisted of the incorporation of Brasil TV a Cabo Participações S.A. (BTVC) to the equity of Vivax S.A., with its consequent extinction, and second consisted of the incorporation of Vivax S.A. stock to the Company's assets which were not held by it, with the subsequent translation of Vivax S.A.

in a wholly owned subsidiary of the Company, as shown in detail in Note 8 (Investments) and in Note 18 (Shareholder’s Equity).

In addition to having common and preferred shares at Bovespa, the Company holds preferred shares traded at NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. The Company prepares annual and quarterly financial statements in accordance with Generally Accepted Accounting Principles in the United States of America – USGAAP.

In order to meet the requirements of the markets in which it operates, the Company has a policy of disclosing its corporate financial statements and USGAAP simultaneously.

The Company has also preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore also subject to the regulations of the Comisión Nacional del Mercado de Valores – CNMV, which are complied with on the basis of the existing requirements in Brazil and the United States of America.

On June 3, 2002, the Company executed a Contract for the Adoption of Level 2 Corporate Governance Distinct Practices with the São Paulo Stock Exchange – BOVESPA, created to distinguish a select group of companies, which commit to adopting the distinct Corporate Governance practices. The annual and quarterly financial statements of the Company include additional BOVESPA requirements.

According to the Company’s Bylaws, any disputes and controversies arising from or related to these Bylaws, Level 2 Regulation, the provisions of Law no. 6.404/76, the regulations enacted by the National Monetary Counsel, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission, the BOVESPA Regulations and other regulations applicable to the operations of the capital markets in general must be resolved by arbitration to be conducted according to the Market Arbitration Chamber Regulations, instituted by BOVESPA (Promissory Clause).

In order to ensure the adequacy of Corporate Governance levels and adhesion to the requirements of USA Sarbanes-Oxley Act, the Company has created a broader internal controls area, which in addition to the regular activities involving revision and management of operating controls is responsible for the implementation and support to the Company executives in the process of certification in relation to efficacy and efficiency of internal controls required by the Sarbanes-Oxley Act.

2. Preparation basis and presentation of the financial statements

The individual and consolidated financial statements of the Company and its subsidiaries were prepared in compliance with the accounting practices adopted in Brazil, provisions contained on the Corporation Law, complementary regulations issued by the Brazilian Securities and Exchange Commission – CVM and pronouncements from the Brazilian Institute of Independent Auditors – IBRACON.

Description of the significant accounting practices:

a. Statement of income

Operational earnings are entered in accounts using the accrual method. Income from services is recorded in the statements of income when services are rendered. Income is not recorded if there are significant uncertainties as to its realization.

b. Use of estimates

Accounting practices adopted in Brazil require that Management uses estimates to record certain transactions which affect the assets and liabilities, income and expenses as well as to certain disclosures in the financial statements. The final results of these transactions and information related to their effective realization in subsequent years, may differ from these estimates. Significant estimates related to the Company’s financial statements are revised quarterly and annually and refer to the provision for doubtful accounts receivable, deferred income tax assets, provision for contingencies, provision for inventory losses, useful life of equipment and market value of the derivatives.

c. Foreign currency

Foreign currency denominated assets and liabilities were translated into reais at the exchange rate ruling at the balance sheet and the differences arising from the currency translation were recorded in income for the year. In relation to the subsidiary located abroad, assets and liabilities were translated into reais at the exchange rate ruling at the balance sheet date.

d. Current assets

  Financial investments

  Cash and short-term investments are recorded at cost plus income accrued up to the balance sheet date.

  Provision for doubtful accounts

  This provision is established on the basis of the subscriber’s history of default and its amount is deemed sufficient by Management to cover any losses in the realization of accounts receivable.

  Inventories

Valued at the average cost of acquisition, which does not exceed the market value. And when necessary, a provision for obsolescence has been recorded.

  Other current assets

  Recorded at the net realizable value.

e. Non current assets

  Non current assets

  Recorded at the net realizable value.

  Investments

  Recorded at cost, combined with the following aspects:

• The accounting practices adopted by the subsidiaries and associated companies are consistent with those adopted by the Company;

• The direct and indirect interest held in the subsidiaries is valued according to the equity method accounting;

• The financial statements of the subsidiary located abroad are converted into Reais, based on the exchange rate ruling at the balance sheet date and the corresponding exchange rate fluctuations are recorded in operating income;

• The goodwill calculated on the acquisition of investments in subsidiaries was based on the expectation of future earnings and is amortized according to the over a maximum term of 10 years. Analyses of the value of the recovery of goodwill are conducted on an annual basis and based on future earnings projections.

  Property, plant and equipment

  Property, plant and equipment are recorded at acquisition or construction cost. Depreciation is provided using the straight-line method at the annual rates mentioned in note 9, which take into account the estimated useful lives of the assets. Management’s estimates regarding the useful life of the assets comprising the signal distribution network are reviewed periodically to reflect the technology and merchandising changes.

  Materials to be used in the construction of external and internal networks are classified under property, plant and equipment (equipment, reception terminals etc.) as inventory to be used and valued at the average cost of acquisition, minus a provision for losses when appropriate. Expenses for repairs and maintenance of the signal distribution network are charged to income.

  Deferred charges

  Include the amounts capitalized at the pre-operating and pre-maturation stage and the costs of the subscriber television residential internal network, Internet access and telephone, except equipment, when in excess of the amount of income arising from the net adhesion fees of the direct selling expenses as well as other expenses for projects which will serve to benefit future years.

  Amortization of the deferred charges occurs in a period up to six years, from the date the benefits begin to be generated.

f. Current and non current liabilities

Recorded at known or estimated amounts, plus, when applicable, the corresponding charges, price level restatements or exchange variations incurred up to the balance sheet date.

g. Provisions for contingencies

A provision is recognized in the balance sheet when the Company has a legal obligation or as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the specific risks and opinion of its external attorneys.

h. Income and social contribution taxes

Current and deferred income and social contribution taxes are calculated on the basis of rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 120 for income tax and 9% on taxable income for the social contribution tax and include offsetting tax losses and negative social contribution base, limited to 30% of taxable income. To the subsidiary located abroad, applies the tax practices which are in effect where it is located.

Deferred tax assets derived from tax losses, negative social contribution tax base and the temporary differences were recorded only for those companies which have a history of taxable income and perspectives for future income, based on technically prepared income projections.

The tax credit arising from the incorporated goodwill was classified as deferred income tax, based on its economic essence and its recoverability is assessed on the basis of projections of income from the operators which are recognizing the amortization of the incorporated goodwill for tax purposes.

Credits deemed unrealizable, including credits arising from tax losses and negative social contribution tax base, are assessed regularly on the basis of the Company’s business plan and when necessary provision for losses are recorded.

i. Deferred income

Refer to advanced revenues to Empresa Brasileira de Telecomunicações S.A. - Embratel, without any type of right of return which will be fiber optics rental appropriated to income of the year for the 10-year term and revenues with special projects and network access appropriated to income of year for the 6-year term.

j. Financial instruments

The Company calculates the market value of its financial instruments on the balance sheet date, including swap instruments, based on relevant market information available as well as according to other valuation techniques. Earnings and losses arising from swap instruments are recorded on income for the period.

k. Cash flow statements

The Company is presenting a cash flow statement elaborated in compliance with NPC 20 – Cash flow statement, issued by IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Auditors). l. Information disclosed in accordance with generally accepted accounting principles in the United States of America - USGAAP (not reviewed)

The Company has preferred shares traded as American Depositary Shares – ADS within the NASDAQ in the United States of America, and is subject to the regulations of the US Securities and Exchange Commission – SEC. Each ADS represents 1 preferred share traded under the code NETC.

Accounting practices adopted in Brazil differ from USGAAP applicable to the subscription television industry.

On June 30, 2007, the reconciliation of income for the year and of the shareholders’ equity, in accordance with accounting practices adopted in Brazil and USGAAP, is as follows:

	06/30/2007

	Loss for the	Shareholders’
	period	equity

In accordance with Brazilian Corporation Law	28,160	2,592,308
Appropriation of adhesion charge revenue	2,879	(7,423)
Costs due to subscriber installations	(1,206)	93,599
Deferred revenue for program content suppliers	2,260	(6,625)
Depreciation and amortization	(9,874)	130,034
Difference in criterion for goodwill and equity earnings	29.676	174.307
Difference in criterion for deferred income tax	11,918	(8,216)
Difference in criterion for PP&E and deferred	4,768	(261.064)
Other	(4,253)	(2,750)

Under USGAAP	64.328	2.704.170

There are also differences in classification of asset and liability items, income statement items and required disclosures. The Company has adopted a policy of disclosing the essence of the transactions in a consistent manner, in its coporate financial statements prepared in accordance with USGAAP.

3. Consolidated financial statements

The consolidated financial statements include the statements of Net Serviços de Comunicação S.A. and the companies in which the Company holds direct or indirect majority interest and those where there is shared control, according to CVM guidance no. 247 and law 6404/76 article 248. Shown in Note 1.

The consolidation process of the asset accounts and of the result totals horizontally the balances of asset and liability accounts and income and expenses according to their nature, complemented by the following eliminations:

  Parent Company interest held in share capital, reserves and retained earnings of the subsidiaries;

  Minority interest, shares of net shareholder equity and earnings are highlighted;

  Balances of assets and liabilities accounts resulting from transactions among the consolidated companies;

  Income and expense accounts arising from significant transactions conducted among the consolidated companies.

The items comprising assets and liabilities, income and expenses of the joint subsidiaries, TV Cabo e Comunicações Jundiaí S.A., were included in the consolidated financial statements in proportion to the interest of the Company held in their share capital.

4. Cash and cash equivalents

	Parent Company		Consolidated

	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Cash and banks	2,019	22,818	40,392	40,815
Certificates of bank deposits	-	1,033	107,993	5,313
Exclusive investment fund	202,483	238,798	410,284	407,991

	204,502	262,649	558,669	454,119

Certificates of bank deposits and committed debentures are remunerated at an average rate of 99.5% of the CDI fluctuation.

The exclusive investment fund held by the Company is represented mainly by units in local fixed-income investment funds, multiportifolio funds, creditor rights investment funds and others.

The Company seeks to maintain sufficient liquidity for the following purposes: (i) to meet its requirements for working capital; (ii) to make the investments shown in the business plan; and (iii) to cope with adverse conditions that may reduce its cash or near-cash holdings.

These funds are allocated in order to: (i) obtain yields compatible with the maximum volatility determined by its risk and investment policy; (ii) broadly diversify the consolidated portfolio; (iii) avoid credit risk due to concentration in a small number of securities; and (iv) track variations in market interest rates in Brazil or abroad.

5. Accounts receivable

	Consolidated

	06/30/2007	03/31/2007

Subscriber accounts receivable	295,945	247,804
(-) Deferred income	(140,883)	(115,962)
(-) Provision for doubtful accounts	(28,520)	(29,644)

	126,542	102,198

Deferred income refers to pre invoicing of monthly subscriptions, to be allocated to income by the accrual method.

The average term for receipt from subscribers is approximately 30 days and the Company does not have any outstanding amounts receivable from subscribers older than 180 days.

On June 30, 2007, on the basis of studies conducted, the Company altered the calculation based used to estimate doubtful debt provisioning. This change in accounting estimates had an impact for the period of R$ 5,524. The balance of the provision for doubtful accounts is made up of accounts receivable balances over 90 days in arrears.

6. Inventories

	Consolidated

	06/30/2007	03/31/2007

Material for maintenance of networks	57,289	45,525
Material for installations and technical assistance	30,797	29,885
Provision for obsolescence	(1,941)	(3,057)

	86,145	72,353

7. Current and non current deferred and recoverable taxes

	Parent Company		Consolidated

	06/2007	03/31/2007	06/30/2007	03/31/2007

Recoverable taxes:
Withholding taxes	6,675	4,198	28,501	25,814
Recoverable federal taxes	1,743	1,838	20,560	20,067
Other	-	-	8,172	4,514

Total	8,418	6,036	57,233	50,395

Current	437	725	22,465	16,893
Non current	7,981	5,311	34,768	33,502

Deferred taxes:
Tax credits arising from goodwill upon merger
	-	-	105,142	126,387

Income tax:
Tax losses	-	-	230,679	230,795
Temporary differences	-	-	13,883	14,038

	-	-	244,562	244,833
Social contribution taxes:
Negative tax base	-	-	83,278	83,317
Temporary differences	-	-	4,310	4,372

	-	-	87,588	87,689

Total	-	-	437,292	458,909

Current	-	-	81,851	84,749
Non current	-	-	355,441	374,160

Tax credits arising from goodwill upon merger

Beginning January 2003, the operators started utilizing the tax credits arising from mergers, which are being amortized based on the straight-line method over a 72-month term based on the operators projections of taxable income.

During the period ended June 30, 2007, the operators amortized for tax purposes, credits in the amount of R$ 42,545, which generated tax benefits of R$ 35,220 as a deductible expense in the operators’ taxable income (R$ 37,113 on June 30, 2006).

Of this benefit, the amount of R$ 30,574 (R$ 32,203 on June 30, 2006) is derived from the goodwill from the merger of Globotel Participações S.A. in August, 2001, and the remaining R$ 4,646 (R$ 4,910 on June 30, 2006) is related to the goodwill merged from the operators by the Company.

As of June 30, 2007 and March 31, 2007, the remaining balances of tax credits recorded by the subsidiary operators by the Company are as shown below:

	06/30/2007	03/31/2007

Net São Paulo Ltda.	73,657	85,933
Net Rio Ltda.	14,276	20,377
Net Belo Horizonte Ltda.	12,114	14,133
Net Brasília Ltda.	5,095	5,944

	105,142	126,387

An estimate of the amortization of tax credits beginning on July 1st, 2007 is shown below:

2007	42,492
2008	62,650

Total	105,142

Deferred income and social contribution taxes on tax losses, negative social contribution tax base and temporary differences

Offsetting tax losses and negative social contribution tax bases do not have any statute of limitations and are limited to 30% of annual taxable income generated annually.

The schedule of the estimates for realizing deferred taxes on tax losses, negative social contribution tax bases and temporary differences calculated on the basis of projections for future income and discounted to present values at the average rate of the cost of capital of the Company (WACC) is shown below:

2007	477
2008	12,815
2009	40,664
2010	40,492
2011 to 2013	127,059
2014 to 2016	110,643

Total	332,150

Unrecorded deferred tax assets	920,567

Total	1,252,717

Roll-forward of deferred income and social contribution tax on
tax losses, negative social contribution tax base and temporary	Tax losses and	Temporary
differences	negative tax base	differences	Total

Balances on March 31, 2007	314,112	18,410	332,522
Constitution of Income Tax and Social Contribution taxes on tax
losses, negative tax bases, and temporary differences.	(155)	(217)	(372)

Balances on June 30, 2007	313,957	18,193	332,150

The unrecorded portion of the deferred tax assets of R$ 920,567, is brought up to date with tax losses and accumulated negative social contribution bases until June 30, 2007.

Projections of results from operators considered annual amortizations of tax credits resulting from mergers as well as the conclusion of the capital restructuring process and indicated recovery of the recorded tax credits and deferred taxes.

According to the technical feasibility study conducted on the premises of the generation of future income, determined by the Company’s management, the deferred tax assets recorded will be recovered in a maximum period of 10 years.

The projected results, which considered perpetuity were transacted discounted to present values using the average rate of the cost of capital of the Company (WACC) and compared to projections at face value and the lesser of the two amounts was considered to determine the amount to be recorded as deferred tax assets.

Additionally, the Management continues to concentrate efforts on the most effective actions to enable a reduction in operating costs, for the purpose of increasing the profits of its operators.

The Company business plans are revised annually to reflect the changing economic scenario, market changes and the impact of Management’s decisions and include the following main assumptions:

  Focus on the broad band internet access service (Net Vírtua), in key markets where there is high population density and available income, and the expansion of access to areas of lower population density but which has a high degree of available income.

  Realization of course of action with subscribers to improve the subscription TV mix subscribers, encouraging migration to packages which offer greater margins and better perception of value in addition to added value services.

  Offer of new added value services to subscribers based on pay per view products including film, sports and à la carte channel menu selections.

  Improved quality of services based on the outsourcing of Customer Service and Information Technology areas which has decreased and should continue to decrease the annual rates of subscriber cancellations and respective operating costs.

  Launch of Net Digital (digital interactive TV), which contributes toward increased income per subscriber and enables the Company to offer higher quantity of products and added value services.

  Continued expansion of key operating processes of the Company, such as sales, installations and retentions, which have resulted in a reduction of costs per subscriber.

  Consolidation of the Net Fone Via Embratel product, which is likely to provide gradual but steady growth of sales of Pay-TV packages integrated with broadband and fixed telephony products.

The tax credits corresponding to amortized installments against taxable income in the short term have been recorded under current assets.

The estimates for recovery of tax credits were based on the projections of taxable income considering several financial and business assumptions prevailing at the fiscal year ended on 2006. Consequently, estimates are subject to not being real in the future, taking into consideration the uncertainties inherent to the projections.

A reconciliation of the income/expenses calculated by the application of combined tax rates and income tax and social contribution tax expenses presented in the statements of income is shown below:

	Parent Company		Consolidated

	06/30/2007	06/30/2006	06/30/2007	06/30/2006

Profit (Loss) before income and social contribution taxes	28,160	28,909	82,509	82,903

Exclusion from income of the equity earnings and results from
the change in the percentage of interest in share capital	(64,257)	(95,516)	25.232	-

(Loss) profit before taxes	(36,097)	(66,607)	107,741	82,903

Combined tax rate of 34%	12,273	22,646	(36,632)	(28,187)

Permanent additions:
Nondeductible expenses	(6,945)	(956)	(12,341)	(4,059)

Permanent exclusions:
Tax effect of provisions on incorporated goodwill	-	-	35,220	37,113
Non-taxable revenues	-	-	401	-

Other items:
Income and social contribution taxes on unrecorded tax losses
and temporary differences for the period	(5,341)	(21,690)	1,577	(16,464)
Income and social contribution taxes on recorded tax losses
and temporary differences	-	-	261	(352)
Other tax credits (debits)	13	-	(146)	481

Revenues (expenses) of income tax and social security charges
on earnings for period less amortization of tax credit	-	-	(11,660)	(11,468)

Effective rate	0.00%	0.00%	10.82%	13.83%

Amortization of tax credit on goodwill	-	-	(42,492)	(42,492)

Income Tax and Social Contribution for the Period
	-	-	(54,152)	(53,960)

8. Investments

	Parent Company		Consolidated

	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Investments in subsidiaries and associated	1,657,145	1,614,354	-	128,115
companies
Goodwill on the acquisition of	1,702,142	419,181	1,850,977	437,308
investments

	3,359,287	2,033,535	1,850,977	565,423
Other investments	-	-	164	164

	3,359,287	2,033,535	1,851,141	565,587

Detailed information regarding the breakdown and transactions concerning goodwill and investments as well as relevant information related to the subsidiaries is shown below:

a) Goodwill

	Balances on			Goodwill	Balances on
Companies	03/31/2007	Additions	Transfer	amortization	06/30/2007

Brasil TV Cabo Participações S.A.	232,643	-	(232,643)	-	-
Vivax S.A.	153,154	1,285,403	232,643	-	1,671,200
Net Sul Comunicações Ltda.	33,135	-	-	(2,367)	30,768
Net Recife Ltda.	249	-	-	(75)	174

Total Parent Company	419,181	1,285,403	-	(2,442)	1,702,142
Antenas Comunitárias Brasileiras Ltda. - Blumenau	8,155	-	-	(661)	7,494
Net Londrina Ltda.	7,583	-	-	(636)	6,947
Net Paraná Comunicações Ltda.	886	-	-	(886)	-
Net São Paulo Ltda.	972	-	-	(171)	801
Canbras Participações Ltda.	-	134,527	-	(2,073)	132,454
TV Eucalipto Ltda.	-	646	-	(7)	639
Canbras TVA Cabo Ltda.	-	6	-	(6)	-
Other	531	-	-	(31)	500

Total Consolidated	437,308	1,420,582	-	(6,913)	1,850,977

b) Investments

	Balances on		Interest on	Equity	Dividends			Balances on
Companies	03/31/2007	Increase	own capital	Earnings	received	Write-offs	Transfer	06/30/2007

Equity earnings:
Subsidiaries:
Net São Paulo Ltda.	645,937	-	-	16,080	-	-	-	662,017
Net Rio Ltda.	426,430	-	-	19,619	-	-	-	446,049
Jonquil Ventures Limited	27,881	-	-	-	-	(27,881)	-	-
TV Cabo e Com. de Jundiaí S.A.	6,841	-	(99)	348	(555)	-	-	6,535
Net Franca Ltda.	5,191	-	(98)	211	-	-	-	5,304
Net Recife Ltda.	4,801	-	(90)	192	-	-	-	4,903
Net Sul Comunicações Ltda.	196,724	-	(4,183)	13,647	-	-	-	206,188
Net São Carlos Ltda.	3,647	-	(56)	370	-	-	-	3,961
Net Indaiatuba Ltda.	1,768	-	-	20	-	-	-	1,788
Net Florianópolis Ltda.	152,295	-	(2,418)	11,167	-	-	-	161,044
Reyc Comércio e Participações Ltda.	14,724	-	-	(44)	-	-	-	14,680
Brasil TV Cabo Participações S.A.	77,224	-	-	(46,388)	-	-	(30,836)	-
Vivax S.A.	50,891	88,569	-	(25,620)	-	-	30,836	144,676

	1,614,354	88,569	(6,944)	(10,398)	(555)	(27,881)	-	1,657,145

c) Information related to subsidiaries and associated companies

	June 30, 2007

				Interest in

				Share	Voting					Effect on the
	CN Shares	PN Shares	Quotas	Capital	Capital	Shareholders	Share			Parent
Companies	(thousand)	(thousand)	(thousand)	(%)	(%)	’ equity	Capital	Income	Investments	Company
										results

Subsidiaries:
Net São Paulo Ltda.	-	-	42,830	97.4	-	679,663	497,759	26,963	662,017	26,264
Net Rio Ltda.	-	-	27,047,186	100.00	-	446,049	270,472	25,365	446,049	25,365
Jonquil Ventures Limited	-	-	1	100.00	-	-	-	-	-	721
TV Cabo e Com. de Jundiaí S.A.	12,985	-	-	50.00	50.00	13,069	7,500	2,316	6,535	1,158
Net Franca Ltda.	-	-	3,097,554	100.00	-	5,304	30,976	286	5,304	286
Net Recife Ltda.	-	-	2,675,720	100.00	-	4,903	26,757	195	4,903	195
Net São Carlos Ltda.	-	-	8,800	100.00	-	3,960	8,800	582	3,960	582
Net Indaiatuba Ltda.	-	-	632,030	100.00	-	1,788	6,321	(33)	1,788	(33)
Net Piracicaba Ltda.	-	-	-	-	-	-	-	-	-	3,712
Net Sul Comunicações Ltda.	-	-	65,552,565	100.00	-	206,189	655,526	10,933	206,189	10,933
Net Florianópolis Ltda.	-	-	14,488,566	78.13	-	206,112	185,431	20,122	161,044	15,243
Reyc Comércio e Participações Ltda.	-	-	921	26.94	-	54,493	313,262	590	14,680	159
Brasil TV Cabo Participações Ltda.	-	-	-	-	-	-	-	-	-	(15,229)
Vivax S.A (*)	56,142	54,256	-	100.00	100.00	144,676	478,194	4,905	144,676	(5,099)

									1,657,145	64,257

(*)	The market value of the units negotiated at IBOVESPA (São Paulo Stock Exchange) correponded to R$ 53.45 on June 30, 2007.

On January 31, 2007, continuing the process of ownership restructuring announced in 2002, the subsidiary Net Florianópolis Ltda. incorporated the subsidiaries Net Piracicaba Ltda. and Net Joinville Ltda. and the subsidiary Net Paraná Ltda. incorporated Net Curitiba Ltda. On May 02, 2007, the subsidiary Jonquil Ventures Limited was wound up.

Vivax S.A. acquisition

The Extraordinary General Meeting of June 11, 2007, approved implementation of ownership restructuring involving two different and subsequent stages: (I) incorporation of Brasil TV e Cabo Participações S.A. to the equity of Vivax S.A., with its consequent winding up; and (II) incorporation to the Company's equity of the Vivax S.A. stock that was formerly not in its possession with the consequent translation of Vivax to a wholly owned subsidiary of the Company.

The Vivax S.A. consolidated balance sheet on June 30, 2007 and income statement for 1 month ended on June 30, 2007 are shown below.

BALANCE SHEET ON JUNE 30, 2007

Assets
Current assets	132,215
Non current assets	4,290
Fixed assets
Investments	133,093
Property, plant and equipment and deferred assets	256,879

Non-current assets	394,262

Total assets	526,477

LIABILITIES
Current liabilities	60,406
Non Current liabilities	321,395
Shareholders’ equity	144,676

Total liabilities	526,477

STATEMENT OF INCOME FOR JUNE, 2007

Gross revenues	44,392
Net revenues	32,387
Cost of services rendered	(16,961)
Gross profit	15,426
Operating income / expenses	(6,361)
Operating profit	9,065

Net income for the period	4,905

On May 31, 2007, the subsidiary Vivax S.A. standardized its accounting estimates to those practiced by the Company, which increased the Company's goodwill by the amount of R$ 49,522 and reduced the income statement in the amount of R$ 28,906 under the equity heading.

The cost of acquiring shareholder control of Vivax S.A. generated goodwill in the amount of R$ 1,285,403, based on the expectation of future profitability. The value of the goodwill will be amortized as of the second semester of 2007 within 7 years.

As of June, 2007, the Company started to fully consolidate Vivax and its investments in Horizon Line Brasil Ltda. (91.80%), Canbras TVA Cabo Ltda. (100.00%), Jacareí Cabo S.A. (83.00%), 614 TVH Vale S.A. (79.28%), TV Mogno Ltda. (100.00%) and TV Eucalipto Ltda. (100.00%), premium paid on acquiring Canbras TVA Cabo Ltda and advance for future capital increase in 614 TVH Vale S.A.

9. Property, plant and equipment

In light of recent technological innovations, and on the basis of studies conducted by its technical department together with independent experts, the Company concluded that the useful life of the main components of its network did not appropriately reflect recent developments and its real revenue-generating capacity. On the basis of these studies and its business plans, the Company's management decided that as of January 1st, 2007 (Vivax as of June, 2007), its accounts should recognize technological and market changes by revising accounting estimates of useful life and depreciation rates in its accounts as follows:

Description	Useful Life (years)		Annual Rate of Depreciation

	Prior	Revised	Prior	Revised

Network Center - Head End	15	10	6.67	10
Head End – DataCenter	15	5	6.67	20
External network	12	12	8.33	8.33
Optic fiber	15	12	6.67	8.33
Internal Network – MDU	15	12	6.67	8.33
Terminals	10	5	10	20
Information technology equipment	5	3	20	33.33
Software - Applications	5	3	20	33.33
Software – Corporate	5	5	20	20

The new average depreciation rates applicable to each category of assets were calculated on the basis of the new useful life numbers arising from the studies for revising the accounting estimates and independent expert report.

The consolidated effect of this change in accounting estimates on accumulated income for the period from January 1st to June 30, 2007 in relation to the depreciation rates previously adopted was an increase in depreciation expenses in the amount of R$ 62,948.

		Parent Company

	Average annual
	depreciation rate -	Balances on			Balances on
	%	03/31/2007	Additions	Write-offs	06/30/2007

Property, plant and equipment in use
Software - Applications	33.33	40,598	801	-	41,399
Software - Corporate	20	122,544	1,233	-	123,777
Machinery and equipment	10	1,088	9	-	1,097
Furniture and fixtures	10	2,343	4	-	2,347
Installations	10	4,482	85	-	4,567
Improvements and buildings	4	438	-	-	438
Vehicles	20	312	10	-	322
Information technology equipment	33.33	11,112	929	(346)	11,695

		182,917	3,071	(346)	185,642
Accumulated depreciation		(142,474)	(4,343)	346	(146,471)

		40,443	(1,272)	-	39,171

		Consolidated

	Average annual	Balances
	depreciation rate -	on		Write-offs /	Balances on
	%	03/31/2007	Additions	Transfers	06/30/2007

Signals distribution network
Network central	10	157,024	34,611	(33)	191,602
Data center	20	49,213	48,204	(38)	97,379
External network	8.33	1,152,345	274,209	(2,806)	1,423,748
Internal network	8.33	280,368	7,739	(66)	288,041
De-codifiers	20	423,153	5,069	(4,776)	423,446
Digital De-codifier	20	152,917	53,037	(1,687)	204,267
Cable modem	20	106,051	42,887	(1,194)	147,744
Inventories to be used in	-	191,556	-	(31,035)	160,521
property, plant and equipment
Advances to suppliers and
property, plant and equipment	Sundry	3,116	6,581	(850)	8,847
in progress
Other		-	4,671	(2)	4,669

		2,515,743	477,008	(42,487)	2,950,264
Property, plant and equipment in
use
Software - Applications	33.33	63,027	14,324	(610)	76,741
Software - Corporate	20	180,412	4,416	-	184,828
Machinery and equipment	10	23,175	10,329	734	34,238
Furniture and fixtures	10	13,670	4,735	(24)	18,381
Installations	10	16,404	450	-	16,854
Improvements and buildings	4	27,390	13,568	-	40,958
Vehicles	20	3,537	1,323	(819)	4,041
Information technology	33.33	48,793	18,937	(923)	66,807
equipment
Tools	20	16,258	3,647	(34)	19,871
Land	-	3,000	905	-	3,905
Other	Sundry	2,547	17	-	2,564

		398,213	72,651	(1,676)	469,188

		2,913,956	549,659	(44,163)	3,419,452

Accumulated depreciation		(1,801,958)	(279,188)	10,389	(2,070,757)

		1,111,998	270,471	(33,774)	1,348,695

10. Intangible

Consolidated

6/30/2007

Cost	85,904
Accrued amortization	(40,858)

Total	45,046

As mentioned in note 1, Vivax S.A.’s licenses were acquired on several dates, originally granted for the period of 15 years, renewable for successive and equal periods. The cost of acquisition has now been fully paid off and there are no remaining installments to be paid. In accordance with the applicable legislation, as of the date of publication of the licensing document, the Company has a period of 18 months (which may be extended for further 12 months) to conclude the initial stage of installing infrastructure and starting to provide services to subscribers, in accordance with the project supported by the licensing document. The commitments for maintenance of licenses have been fulfilled.

Amortization of licenses is calculated by the straight-line method for the period from the date of the start of operations and the date of the original expiry of the license, which is 15 years.

11. Deferred charges

		Consolidated

		06/30/2007			03/31/2007

	Average annual rate		Accumulated	Net	Net
	of Amortization - %	Cost	Amortization	Amount	Amount

Residential installations	16.67	517,353	(299,303)	218,050	160,542
Digital TV Project	20	7,775	(2,928)	4,847	3,082
Expenses for the pre-maturation stage	20	3,211	(2,697)	514	-
Voip Project	-	332	-	332	-
Pre-operating expenses	20	7,847	(5,920)	1,927	-

		536,518	(310,848)	225,670	163,624

12. Programming suppliers

Shown below is a breakdown of obligations with programming suppliers:

	Parent Company		Consolidated

	Current liabilities		Current liabilities

Description	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Related parties
Net Brasil S.A.	-	-	66,586	67,664
Globosat Programadora Ltda.	-	-	6,907	4,802

	-	-	73,493	72,466

Third parties	24,776	21,438	34,904	21,480

Total	24,776	21,438	108,397	93,946

Consolidated			Operating income

			Program schedule
	Programming		guide (TV Guide)		Sales commissions		Total

Companies	06/30/2007	06/30/2006	06/30/2007	06/30/2006	06/30/2007	06/30/2006	06/30/2007	06/30/2006

Related parties
Net Brasil S.A.	(201,159)	(211,016)	-	-	(723)	(720)	(201,882)	(211,736)
Globosat Programadora Ltda.	(22,550)	(19,950)	-	-	-	-	(22,550)	(19,950)
Editora Globo S.A.	-	-	(5,836)	(6,556)	-	-	(5,836)	(6,556)

Third parties	(91,532)	(31,999)	-	-	-	-	(91,532)	(31,999)

Total	(315,241)	(262,965)	(5,836)	(6,556)	(723)	(720)	(321,800)	(270,241)

The negotiations are still ongoing and involve values which are pending formalization for effective settlement related to the years 2001 and 2002 in the amount of approximately R$ 30,823 which has been price level restated based on the IGP-M (General Market Price Index) and are recorded under current liabilities. Management shall effect settlement during the year 2007.

Net Brasil S.A., a company controlled by Distel Holding S.A., serves as the agent, so that it can negotiate with and contract producers and audiovisual programming suppliers for acquisition of Brazilian content in its own name to assure the best price and payment terms.

The contract establishes that all rights and obligations provided for in the acquisition of Brazilian program content that have been agreed upon between Net Brasil S.A. and the respective program suppliers continue in full force until the end of their term of validity.

Additionally, the contracts for the acquisition of existing international program content have been recognized and accepted by the Company, which implies that the Company must fully comply with the existing terms and thereof until the respective contract terms lapse, at which time they will be negotiated directly between the Company and the programmers.

The Company can contract new international content channels directly from the programmers.

The rights to use the trademark Net has been assigned free of charge by Net Brasil S.A.

Pay-per-view (PPV) events are acquired through consortia between the related company Globosat Programadora Ltda. and the Company, in order to jointly exploit the assets, rights and resources allocated for transmission and marketing of these events, with period of validity in accordance with the duration of each event covered by the consortia.

The values and terms of the programming contracts before the companies related to the Organizações Globo such as SporTV, GNT, Multishow, Globo News, Futura, Canal Brazil, Sexy Hot, USA and For Man are conducted at normal market prices, terms and payment conditions.

In March, 2005, the Company signed a memorandum of understanding with Brasil Distribution L.L.C, and obtained nonexclusive rights to transmit throughout Brazilian territory, HBO channel programming services, on both analogical and digital grids. The validity term of the referenced memorandum is December 31, 2009, and will be price level restated annually based on the IGP-M. Vivax, in conjunction with Neo TV, negotiates the programming hirings directly with their programmers.

13. Loans and financing

			Parent Company		Consolidated

National Currency		Interest
	Indexer	rate p.a.	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Finame	R$	3.15%	-	-	28,931	-
Bank credit notes – Itaú BBA	R$	2.00%	-	-	223,775	-

Total loans
and national financings			-	-	252,706	-

Foreign currency
Guaranteed Perpetual Notes	US$	9.25%	291,472	310,294	291,472	310,294

Total Guaranteed Perpetual Notes			291,472	310,294	291,472	310,294

Total loans and financings			291,472	310,294	544,178	310,294

Current			2,545	2,750	8,523	2,750
Non current			288,927	307,544	535,655	307,544

As of 2007, for the purpose of acquiring digital signal equipment, the Company started captivation of financing before certain Financial Agents using funds passed on by Finame. On June 30, 2007, the amount of funding of this type was R$ 28,653. These contracts include interest charges of 100%

of the long-term rate (TJLP) plus an average spread of 3.15% p.a., and a 1-year period of grace, total tenor of five years and trust deed attaching the assets financed.

On November 28, 2006, the Company issued Guaranteed Perpetual Notes (“9.25% Guaranteed Perpetual Notes”) in the amount of R$ 326,966 with indefinite expiration, annual interest rate of 9.25%, with quarterly payment as of February 28, 2007, and warranty of all the Company's subsidiaries except Vivax S.A., TV Cabo e Comunicações de Jundiaí S.A. and Televisão a Cabo Criciúma Ltda. The Company has the option of settling the note in full as of November 27, 2009.

On May 29, 2007, the Company paid interest charges in the amount of R$ 8,223 (R$ 8,767 as of February 28, 2007) relating to guaranteed perpetual notes.

On November 16, 2006, its current subsidiary Vivax S.A. arranged a loan from Banco Itaú BBA S.A. through a bank credit note in the amount of R$ 220 million, with expiration in five years and repayment of principal at the end of the 3rd, 4th and 5th years, at an interest rate equivalent to the interbank (CDI) rate plus a spread of 2% a year, with half-yearly expirations, used to prepay the debentures issued by Vivax. Until July 30, 2007, this financing was guaranteed by assignment of 100% of the creditor rights relating to pay-TV services, broadband Internet and other services provided to be held by Vivax and its respective subsidiaries 614 TVH Vale S.A. and Jacareí Cabo S.A., Vivax also assumed the commitment to maintain certain financial indicators to be determined quarterly for its net financial debt to EBITDA ratio, EBITDA to net financial expense ratio and net financial debt to shareholders’ equity. In the event of not fulfilling these commitments there may be immediate expiration of the debit balance. Additionally, Vivax may prepay the loan at any time subject to payment of a 0.75% premium in proportion to the days left before the date of expiration, and calculated on the respective debit balance.

On July 06, 2007, the loan before Banco Itaú BBA S.A. was amended towards the reduction of financial charges, the replacement of pledge of credit rights as guarantee for the operation for aval of Net Serviços de Comunicação S.A. and amendment to the financial indexes maintenance clauses. Therefore as of July 06, 2007, the financial charges levied on this operation are the interbank rate (CDI) plus a spread of 1.2% a year. The conditions for maintaining financial indexes replicate the obligations assumed by the Company in its 6th debenture issue.

The installments described in Non-Current Liabilities must be paid by the Company’s Management as follows:

Year of maturity:	Parent Company	Consolidated

2009 (*)	288,927	367,530
2010	-	80,804
2011	-	80,804
2012	-	6,517

Total	288,927	535,655

(*)	The perpetual notes in the amount of R$ 288,927 bear the option of repaying the notes in full as of November 27, 2009.

The costs of issuing Guaranteed Perpetual Notes in the amount of R$ 8,773, were capitalized as advance expenses and are being appropriated to earnings for the term of the option for settling the note.

14. Debentures

On December 1st, 2006, through its 6th issue, the Company issued 58,000 simple debentures which cannot be converted into shares, and which are nominal and contractual and have no preemptive rights at a nominal value of R$ 580,000 and annual interest at the interbank rate (locally CDI) + 0.70% . Under the simple debenture public distribution program authorized by the Brazilian Securities and Exchange Commission (local acronym CVM), the Company has the option of issuing debentures in the amount of R$ 900,000 within 2 (two) years.

The debentures issued and placed can be broken down as follows:

			Parent Company and
			Consolidated

	Quantity in circulation		Balances on

	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Nonconvertible debentures, 6th issue in 2006	58,000	58,000	585,275	604,505

Current			5,275	24,505
Non current			580,000	580,000

The installments classified in Non Current Liabilities have the following payment schedule:

Year of maturity:	Consolidated

2010	145,000
2011	145,000
2012	145,000
2013	145,000

Total	580,000

The main characteristics of the 6th issue of debentures are summarized in the following table:

Events

Authorization of issue	Meeting of the Board of Directors of the Company held on October 23, 2006.

Total issue value	R$ 580,000

Nominal unit value on the
issue date	Single issue - R$ 10

Total number issued	58,000 Debentures

Date issued	December 1st, 2006

Final due date	December 1st, 2013

Type	Simple, nonconvertible in Company shares, nominative and contractual.

Amortization	The amortization amount shall be of 25% of the Unit Nominal Amount of Debentures, on the respective dates: December 1st, 2010, December 1st, 2011, December 1st, 2012, and December 1st, 2013.

Remuneration
Remunerative Interest: Debentures will earn interest, corresponding to 100% of the accumulated variation of the average daily rates of the Interfinance Deposits on one day, “Over extra group” (ID rate), plus exponential spread of 0.70% per year, based on 252 business days. The yield shall be paid every six months ensuring from the issuance date on the 1st day or the first subsequent business day in the months of June and December of each year, and the last payment shall be made on December 1st, 2013.

Guarantees	Debentures shall be in cash without preemptive rights.

Company Obligations	The Company must comply with a number of covenants, some of which are as follows:
-The ratio of Consolidated Net Debt to EBITDA must be kept at 2.5 or more.
-The ratio of Consolidated Net Interest Debt divided to EBITDA must be kept at 1.5 or more.
-Restrictions to new debt, sale of assets, distribution of dividends and repurchase of its own shares.
-Use of funds arising from the Issue in compliance with that provided in the Issue Deed
-At all times maintain its registration of a publicly traded company up to date before the CVM and make all prepared and approved financial statements available to the Fiduciary Agent.
-Advise whenever there is any event of noncompliance with a pecuniary obligation.
-Comply with laws, regulations, ruling and applicable orders in all relevant aspects.
-Keep its accounting up to date and effect the respective records according to the accounting practices accepted in
Brazil.
-Conduct all intercompany operations according to the ethical standards, which serve to guide such business.
-Keep insurance coverage according to the normally adopted practices of the Company and as described in the
Definitive Prospectus.

The Company does not present any events of noncompliance with the financial indexes mentioned above as of June 30, 2007.

The costs of the 6th issuance of debentures in the amount of R$ 4,103, were capitalized as prepaid expenses and will be amortized according to the term of the debenture issuance contract.

15. Copyrights accounts payable - ECAD

It refers to amounts payable to the Central Payment and Distribution Office – ECAD, a body which acts as the legal representative for artists and authors in the collection of royalty payments owed to them by the public display of musical compositions in Brazil. The Company is discussing the dunning of such amounts and effected judicial deposits in the amount of R$ 44,789 (R$ 40,336 on March 31, 2007). On June 30, 2007, the amounts payable to ECAD totaled R$ 67,713 (R$ 47,068 on March 31, 2007).

16. Related parties transaction

The main asset and liability balances on June 30, 2007, as well as transactions with related parties which impact the results of the period were conducted under normal market conditions taking the respective operations into account and are shown below:

Parent Company	Current Assets

	Programming receivable		Related parties		Total

Companies	06/30/2007	03/31/2007	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Subsidiaries

Net Rio Ltda.	5,629	4,880	48,734	45,503	54,363	50,383
Net Brasília Ltda.	910	770	395	411	1,305	1,181
Net Campinas Ltda.	697	614	400	424	1,097	1,038
Net Belo Horizonte Ltda.	1,507	1,241	753	793	2,260	2,034
Net São Carlos Ltda.	88	80	41	46	129	126
Net Sul Comunicações Ltda.	1,530	1,314	724	761	2,254	2,075
Net Goiânia Ltda.	346	312	188	196	534	508
Net Ribeirão Preto Ltda.	264	232	131	137	395	369
Net São Paulo Ltda.	8,778	7,547	3,583	3,735	12,361	11,282
Net Sorocaba Ltda.	221	193	133	140	354	333
DR-Empresa de Distrib. e Recep. de TV Ltda.	1,195	1,046	415	431	1,610	1,477
Net Paraná Comunicações Ltda.	876	738	424	442	1,300	1,180
Net Florianópolis Ltda.	747	396	205	323	952	719
TV Cabo e Comunicações de Jundiaí S.A.	240	210	-	-	240	210
Other	1,427	1,500	674	588	2,101	2,088

Total	24,455	21,073	56,800	53,930	81,255	75,003

Parent Company	Non-current Assets

	Advances for future capital
	Related parties		increases		Total

Companies	06/30/2007	03/31/2007	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Subsidiaries

Net Rio Ltda.	41,980	41,980	-	-	41,980	41,980
Net Brasília Ltda.	22	-	-	-	22	-
Net Campinas Ltda.	50	-	-	-	50	-
Net Belo Horizonte Ltda.	36	-	-	-	36	-
Net São Carlos Ltda.	-	-	4,490	4,490	4,490	4,490
Net Sul Comunicações Ltda.	53	-	-	-	53	-
Net Goiânia Ltda.	51	-	-	-	51	-
Net Ribeirão Preto Ltda.	7,769	-	-	-	7,769	-
Net São Paulo Ltda.	-	2,512	-	-	-	2,512
Net Paraná Comunicações Ltda.	51	-	-	-	51	-
Net Florianópolis Ltda.	108	221	-	-	108	221
TV Cabo e Comunicações de Jundiaí S.A.	123	6	1,352	1,352	1,475	1,358
Other	3,107	20	-	-	3,107	20

Total	53,350	44,739	5,842	5,842	59,192	50,581

Parent Company	Current liabilities		Non Current liabilities

	Suppliers	Related parties	Related parties

Companies	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Subsidiaries

Jonquil Ventures Limited	-	-	-	27,881
Net Rio Ltda.	-	-	36	636
Net Belo Horizonte Ltda.	-	-	-	600
Net Piracicaba Ltda.	-	11,245	-	-
Net Indaiatuba Ltda.	-	-	-	129
Net Paraná Ltda.	-	-	-	114
Other	-	-	2,148	1,133

	-	11,245	2,184	30,493
Shareholders

Emp. Brasil. de Telecom. S.A. - Embratel	294	-	-	-

	294	-	-	-
Associated companies

BCP S.A.	210	-	-	-

	210	-	-	-

Total	504	11,245	2,184	30,493

Parent Company	Operating income

					Services revenue and
					repass of
	Telecommunications		Financial		administrative		Total
					expenses

Companies	06/30/2007	06/30/2006	06/30/2007	06/30/2006	06/30/2007	06/30/2006	06/30/2007	06/30/2006

Subsidiaries

Net Belo Horizonte Ltda. (*)	-	-	(7)	9	6,777	4,102	6,770	4,111
Net Rio Ltda. (*)	-	-	(13)	10,621	19,476	12,882	19,463	23,503
Net Brasília Ltda. (*)	-	-	(5)	5	3,501	2,038	3,496	2,043
TV Cabo e Comun. Jundiaí S. A.	-	-	-	(1)	675	330	675	329
Net Campinas Ltda. (*)	-	-	(1)	3	3,580	2,058	3,579	2,061
Net Sul Comunicações Ltda.	-	-	(3)	917	6,534	4,091	6,531	5,008
Net São Paulo Ltda.	-	-	124	(2,690)	31,993	19,201	32,117	16,511
DR-Emp.de Distrib. e Recep. De TV Ltda.	-	-	(11)	-	3,804	2,345	3,793	2,345
Net Paraná Comunicações Ltda.	-	-	(5)	-	3,807	2,274	3,802	2,274
Net Florianópolis Ltda.	-	-	107	-	1,838	1,085	1,945	1,085
Net Sorocaba Ltda.	-	-	(1)	-	1,197	693	1,196	693
Net Goiânia Ltda.	-	-	(2)	-	1,689	999	1,687	999
Other	-	-	113	8	7,628	4,845	7,741	4,853

	-	-	296	8,872	92,499	56,943	92,795	65,815

Shareholders

Emp. Brasil. de Telecom. S.A. - Embratel	(1,198)	(871)	-	-	-	-	(1,198)	(871)

	(1,198)	(871)	-	-	-	-	(1,198)	(871)
Associated companies

Infoglobo Comunicações Ltda.	(1)	-	-	-	-	-	(1)	-
BCP S.A.	(208)	(75)	-	-	-	-	(208)	(75)

	(209)	(75)	-	-	-	-	(209)	(75)

Total	(1,407)	(946)	296	8,872	92,499	56,943	91,388	64,869

(*) On March 31, 2005, the Company sold off 100% of investments in the companies Net Belo Horizonte Ltda., Net Brasília Ltda., and Net Campinas Ltda. to the subsidiary Net Rio Ltda. The adjusted price was based on the companies’ shareholders’ equity and shall be settled in three annual installments beginning August 15, 2006 and price level restated according to the fluctuation of the DBDs plus 4% interest per year beginning December 15, 2005. The amounts receivable are included in the heading related parties classified in the current and non current assets.

Consolidated	Current Assets						Non-current Assets		Total

	Accounts receivable		Programming		Related parties		Related parties		Assets

Companies	06/30/2007	03/31/200	06/30/2007 03/31/2007		06/30/2007	03/31/2007	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Subsidiaries

TV Cabo e Comun. Jundiaí S. A.	-	-	120	105	396	101	178	4	694	210

Shareholders

Emp. Brasil. de Telecom. S.A. - Embratel	-	-	-	-	7,839	14,140	-	-	7,839	14,140
Globo Comunicação e Participações S.A.	-	88	-	-	-	-	-	-	-	88

	-	88	-	-	7,839	14,140	-	-	7,839	14,228
Associated companies

Globosat Programadora Ltda.	5	247	-	-	-	-	-	-	5	247

Total	5	335	120	105	8,235	14,241	178	4	8,538	14,685

	Current		Non current
Consolidated	Liabilities		Liabilities				Total

	Suppliers		Related parties		Deferred income		Liabilities

Companies	06/30/2007	03/31/2007	06/30/2007	03/31/2007	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Shareholders

Emp. Brasil. de Telecom. S.A. - Embratel	14,855	10,714	19,577	1,820	35,907	32,703	70,339	45,237

Subsidiaries

TV Cabo e Comun. Jundiaí S. A.	-	-	79	3	-	-	79	3

Associated companies

Brasilcenter Comunicações Ltda.	1,783	1,658	-	-	-	-	1,783	1,658
BCP S.A.	998	595	-	-	-	-	998	595
TESS S.A.	15	5	-	-	-	-	15	5

	2,796	2,258	-	-	-	-	2,796	2,258

Total	17,651	12,972	19,656	1,823	35,907	32,703	73,214	47,498

Consolidated	Operating income

	Rental Revenues/
	Telecommunications		Financial	Telecommunications		Programming		Program schedule		Sales commissions		Total
								guide (TV Guide)

Companies	06/30/2007	06/30/2006	06/30/2006	06/30/2007	06/30/2006	06/30/2007	06/30/2006	06/30/2007	06/30/2006	06/30/2007	06/30/2006	06/30/2007	06/30/2006

Shareholders

Globo Comunicação e
Participações S.A.	88	-	(2)	(115)	(79)	-	-	-	-	-	-	(27)	(81)
Emp. Brasil. de
Telecom. S.A. –	29,442	2,869	-	(39,023)	(19,454)	-	-	-	-	-	-	(9,581)	(16,585)
Embratel

	29,530	2,869	(2)	(39,138)	(19,533)	-	-	-	-	-	-	(9,608)	(16,666)
Associated companies

Net Brasil S.A.	-	-	-	-	-	(201,159)	(211,016)	-	-	(723)	(720)	(201,882)	(211,736)
Globosat Programadora
Ltda.	935	-	-	-	-	(22,550)	(19,950)	-	-	-	-	(21,615)	(19,950)
Editora Globo S.A.	-	-	-	-	-	-	-	(5,836)	(6,556)	-	-	(5,836)	(6,556)
Infoglobo Comunicações
Ltda.	-	-	-	(14)	(13)	-	-	-	-	-	-	(14)	(13)
BCP S.A.	-	-	-	(1,234)	(136)	-	-	-	-	-	-	(1,234)	(136)
Brasilcenter
Comunicações Ltda.	-	-	-	(5,236)	(2,277)	-	-	-	-	-	-	(5,236)	(2,277)
BSE S.A.	-	-	-	-	(18)	-	-	-	-	-	-	-	(18)
Americel S.A.	-	-	-	(84)	(62)	-	-	-	-	-	-	(84)	(62)
TESS S.A.	-	-	-	(95)	(305)	-	-	-	-	-	-	(95)	(305)

	935	-	-	(6,663)	(2,811)	(223,709)	(230,966)	(5,836)	(6,556)	(723)	(720)	(235,996)	(241,053)

Total	30,465	2,869	(2)	(45,801)	(22,344)	(223,709)	(230,966)	(5,836)	(6,556)	(723)	(720)	(245,604)	(257,719)

The balances of credits and debits with the Associated Companies, except receivables from Net Rio Ltda. are subject to interest of 12% p.a., with indefinite term of maturity.
Transactions related to the acquisition of programming, exclusively through the intermediation of Net Brasil S.A., as well as pay-per-view with Globosat Programadora Ltda., are shown on note 12.

The program schedule guides of the Company are published and distributed by Editora Globo S.A., a subsidiary of Globo Comunicação e Participações S.A., on the basis of usual market practice prices and terms for this type of operation.

Since November 2005, the Company in partnership with Empresa Brasileira de Telecomunicações S.A. - Embratel offer telephony services for subscribers of the Company. The new business model offers an Embratel voice product to existing and prospect subscribers of the Company, which calls for the sharing of results by means of the Company’s bi-directional network. By implementing this business, the company started offering to its markets integrated video, broadband and voice (“triple play”) services. Sales of this new product came on stream toward the end of March 2006.

The main aim of the partnership between the Company and Embratel is the exploitation of voice services based on Embratel licenses for conventional telephone services (STFC – Serviço Telefônico Fixo Comutado), multimedia service (SCM – Serviço de Comunicação de Multimídia) and/or through any other structure best suited to exploitation by the parties involved, through the use of the Company's network to access final customers, with the simultaneous use of Embratel's communications network.

The Company transactions involving the companies associated with Embratel Participações S.A., are recorded based on prices and conditions defined as follows:

Net Fone revenue – Remuneration is based on 50% of the net revenue from accounts invoiced by Embratel (Net Fone), after deducting interconnection costs.
Special projects – Remunerated on the basis of percentage of costs incurred by each project. Network access revenue – Remunerated on the basis of Net Fone installation costs.
Optic fibers lease revenue – Remunerated in accordance with specific contract including usual market condition.

Other transactions as Vírtua link, voice channel, land line telephony and Click 21 are recorded on the basis of usual market practice prices and terms for this type of operation.

17. Provisions for contingencies

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These processes involve infraction records, indemnity claims, requirements for agreement revision and other actions whose amounts are required or taxes do not reflect what will be defined on the final sentence. Management based on information received from its legal advisors, pending legal processes and based on prior experience regarding amounts claimed has established a provision for a sufficient amount to cover losses estimated for the ongoing suits as shown below:

	Parent Company

	06/30/2007			03/31/2007

		Judicial		Net of judicial
	Provision	deposits	Net	deposit

Labor	762	(600)	162	309
Civil	602	(378)	224	233
Tax	245,875	(60)	245,815	251,009
Social Security	232	-	232	230

Total	247,471	(1,038)	246,433	251,781

Status of the processes for the year

Parent Company	Labor	Civil	Tax	Social Security	Total

Balances on March 31, 2007	909	602	251,069	230	252,810
Additions to the provision	55	-	48	-	103
Price level restatement	-	-	3,811	2	3,813
Use, Reversions and Reclassifications	(202)	-	(9,053)	-	(9,255)

Balances on June 30, 2007	762	602	245,875	232	247,471

Judicial deposits	600	378	60	-	1,038

Net balance of the contingencies	162	224	245,815	232	246,433

	Consolidated

	06/30/2007			03/31/2007

				Net of
		Judicial		judicial
	Provision	deposits	Net	deposit

Labor	20,849	(7,728)	13,121	13,293
Civil	26,552	(14,016)	12,536	12,545
Tax	592,229	(70,395)	521,834	452,334
Social Security	30,082	(4,428)	25,654	3,039

Total	669,712	(96,567)	573,145	481,211

Status of the processes for the year

Consolidated	Labor	Civil	Tax	Social Security	Total

Balances on March 31, 2007	19,389	25,796	523,900	6,630	575,715
Additions to the provision	4,879	1,266	73,897	25,720	105,762
Price level restatement	-	42	9,278	146	9,466
Use, Reversions and Reclassifications	(3,419)	(552)	(14,846)	(2,414)	(21,231)

Balances on June 30, 2007	20,849	26,552	592,229	30,082	669,712

Judicial deposits	(7,728)	(14,016)	(70,395)	(4,428)	(96,567)

Net balance of the contingencies	13,121	12,536	521,834	25,654	573,145

The Company has made several judicial deposits entailed to tax-related processes ongoing on Court.

Tax liabilities and charges calculated and collected by the Company and its subsidiaries, as well as the respective income declarations, fiscal and corporate ownership records are subject to examination by the tax authorities for a number of prescribed periods in accordance with the applicable legislation.

I) Labor contingencies

Labor contingencies involving the Company and its subsidiaries, among them Vivax, comprise 1,066 lawsuits, mostly arising from employees' claims in relation to overtime, mandatory annual bonus (13th wage), prior notice, vacations and Severance Fund (FGTS). The Company and its subsidiaries made judicial deposits of R$ 7,728 (R$ 6,096 on March 31, 2007) in relation to labor cases.

II) Civil contingencies

The Company’s civil-law contingencies in the main arise from actions for termination of contract brought by subscribers claiming damages for harm allegedly caused by non-performance; actions seeking revision of post-leasing contracts from a number of electricity companies, and actions related to the revision of certain terms of the standard contract used by operators, specifically monthly fee increases in April 1999. For such cases, Management provisioned the amount of R$ 13,442 (R$ 13,316 on March 31, 2007)

.Additionally, the Brazilian anti-trust agency known as the Administrative Council of Economic Defense (local acronym CADE) alleged anti-competition conduct in relation to the purchase of the company Antenas Comunitárias Brasileiras Ltda. by DR-Empresa de Distribuição e Recepção de TV Ltda. and through an administrative procedure decided to levy a fine of 25% on the revenue of the Company and 20% on the revenue of Antenas Comunitárias Brasileiras Ltda., in both cases applicable to the year of 2000 reporting period. Seeking to annul the fine, the Company obtained a court order suspending the effects of the administrative decision taken by the anti-trust agency. Management provisioned the amount of R$ 5,606 (R$ 5,607 on March 31, 2007).

III) Tax and social security contingencies

The following are the main tax and pensions/social security contingencies:

a. Value-added tax (ICMS – Imposto sobre circulação de mercadorias e prestação de serviços)

The states in which the subsidiaries operate adhered to the ICMS 57/99 agreement, except for the State of Rio Grande do Sul, which has been taxing services at the rate of 12%. The subsidiaries of Rio Grande do Sul are depositing in court and provisioning all amounts in excess of the 7.5% rate effective in 2000 and the 10% rate effective in 2001, and taking legal action against taxation of its services in this state in the amount of R$39,337 (R$ 38,081 on March 31, 2007).

Some subsidiaries were objecting to taxation of their broadband Internet services through their cable networks and claiming recognition of this activity as part of the service of pay-TV service in accordance with the Anatel agency regulations, thus being liable for the corresponding ICMS taxation on revenue and enjoying the same benefit. Based in the opinion of our lawyers, the Company has discontinued the lawsuits, thus requesting the conversion of the judicial deposits in benefit of the State Treasury Office. The provisions amount to R$ 23,227 (R$ 23,227 on March 31, 2007), which shall be reverted when the judicial deposits be redeemed by the State Treasury Office.

Due to arrears in the payment of ICMS tax, tax inspectors issued a notification of assessment to the subsidiary Net Rio Ltda., alleging that the company lost the right to benefiting from a reduced calculation base as stated in Agreement no. 57/99, as of the accrual month of November, 2001. Assisted by its external lawyers' opinion management sought an injunction and the ruling stated that ICMS could have been paid with the benefit of the reduced calculation base except for the period from November, 2001 to January, 2002. Management made provision for the period of November and December, 2001 and March and April, 2002, plus the corresponding charges in the amount of R$ 27,642 (R$ 27,129 as of March 31, 2007).

Net Rio Ltda. was notified for excluding the adhesion fee from the calculation base for ICMS tax during the period from December, 1996 to September, 1999. In its defense the subsidiary alleges that the procedures used are supported by Resolution No. 2.585/95 of the Rio de Janeiro regional office of the federal taxation authority, which states that the adhesion fee does not comprise a communication service, whereas payment for programming does comprise such a service and is therefore not taxable revenue for the purposes of ICMS tax. Some of these assessments were decided against the Company in the administrative sphere and are now in the judicial sphere. We obtained a ruling favoring the Company in 2006.

There are judicial deposits for certain tax enforcement liabilities in the amount of R$ 6,695 (R$ 8,583 on March 31, 2007). Management constituted provision under the matter in the amount of R$ 13,740 (R$ 13,532 on March 31, 2007).

Vivax S.A. is objecting to the ICMS tax rate levied on access provider revenue and also on other revenues for which it constituted provision in the amount of R$ 52,025.

b. INSS

The subsidiaries Net Rio Ltda. and Net São Paulo Ltda. received tax notifications for debit entries allegedly lacking supporting documentation for withholding taxes from third parties. Company provisioned the amount of R$ 6,354 (R$ 6,122 on March 31, 2007).

The Company brought actions against the Social Security authority (INSS) alleging that it was unconstitutional to charge on Occupational Accident Insurance (SAT) and we lost in the courts of 1st, 2nd and 3rd instance, and have provisioned the amount of R$ 165 (R$ 165 on March 31, 2007).

c. Tax on financial transactions (IOF – Imposto sobre operações financeiras)

The Company conducted transactions with its subsidiaries through a merchant current account and on the basis of the opinion of its outside legal advisors, believes that these operations are not liable for the IOF. However, considering certain unfavorable decisions in district Federal courts, Management maintains provisioning in the amount of R$ 40.695 (R$ 48.979 on March 31, 2007) for the parent and R$ 81,430 (R$ 91,336 on March 31, 2007) for the consolidated company. Management believes that income derived from transactions registered in merchant current account is not subject to income tax at source.

d. Withholding tax on foreign currency bonds

Bonds are not subject to Withholding tax, since the average minimum period for amortization is over 96 months. Arising from the rights exercised on behalf of the holders of the bonds, and the default or delinquency situation related to the debt restructuring process, Management provisioned the amount of R$ 127.734 (R$ 125.891 on March 31, 2007).

e. Income Tax and Social Contribution on net income

The Company and certain operators received assessment notices due to their fully offsetting tax losses and having a negative base for the Social Contribution on Net

Income in the 1994 base year, with alleged non-compliance with the 30% limit stipulated by Law No. 8.981/95. Management provisioned the excess amount of compensation of R$ 9.048 (R$ 8.887 on March 31, 2007).

On December, 2003, the subsidiary Cabodinâmica TV Cabo São Paulo S.A., merged by Net São Paulo Ltda., received a tax assessment notice from the federal tax authorities in relation to the deductibility of loan expenses and financial charges owed to foreign based companies when calculating income tax and social security contribution. The Operator defended its case against the notice by arguing that the transaction was not conducted in Brazil and was thus exempt from taxes and is now awaiting a decision on the case. Management constituted provision in the amount of R$ 11.575 (R$ 11,355 on March 31, 2007).

f. Income tax withheld at source

The Company sought an injunction against withholding income tax at source on earnings from its hedging operations in the amount of R$ 16,942 and preliminary orders in the amount of R$ 7,869. In all cases, the courts issued preliminary orders authorizing non-withholding of the tax in question. Based on the opinion of its outside legal advisors, Management constituted provision for financial liabilities due to the delay in withholding the tax, in the amount of R$ 1,235 (R$ 1,219 on March 31, 2007) and did not constitute provision for the tax since if the action fails, the amount will be collected and entered as tax credit.

On September, 2003, the Federal Tax Authority assessed Net Rio Ltda. for not withholding income tax at source in relation to a loan transaction between the Company and Net Rio Ltda. Such action was refuted with the argument that the transfer of funds does not constitute a loan and is awaiting the decision. Management constituted provisioning for the fine and interest charges on the tax in the amount of R$ 12,325 (R$ 12,091 on March 31, 2007).

g. Services Tax (ISS – Imposto sobre serviços)

Subsidiary Net São Paulo Ltda. is defendant in three tax enforcement cases brought by the Municipality of São Paulo to charge ISS on the adhesion fee. The Company has provisioned the amount of R$ 3,262 (R$ 3,225 on March 31, 2007).

h. PIS (Programa de Integração Social) and COFINS (Contribuição para o financiamento da seguridade social) – Social contribution taxes

The Company and its subsidiaries are objecting to the constitutional legitimacy of the legislation that enlarged the calculation base for the Social Contribution for Financing of Social Security (COFINS) and the Social Integration Program (PIS) in relation to its revenue and also the rate charged. Management made provision in the amount of R$ 113,232 (R$ 111,528 on March 31, 2007). In addition, Vivax S.A. objected to this tax being charged on other revenues and made provision in the amount of R$ 3,949.

i. Excise Tax (IPI – Imposto sobre produtos industrializados)

Subsidiaries DR - Empresa de Distribuição e Recepção de TV Ltda. And Reyc Comércio e Participações Ltda., are defendants in cases of federal tax assessment notifications relating to discrepancies in classification in the IPI schedule for imported products, and Management has provisioned the amount of R$ 9,090 (R$ 15,837 on March 31, 2007).

j. Social and Social Security Charges

Vivax S.A. is objecting to social security and pension charges related to services provided. For this case, management constituted a provision in the amount of R$ 17,068.

In addition to the above mentioned, there are other cases underway for which, on the basis of their legal advisor's opinion (possible risk) and in accordance with Brazilian accounting practices, no provisions were made for contingencies.

The main "possible risk" cases are the following:

a. INSS

Subsidiary Net Rio Ltda. received several NFLDs, for not locating several withholding forms and is defendant in a legal action in the amount of R$ 19.463 (R$ 19,463 on March 31, 2007).

b. Conflict of competences in relation to local taxes ICMS and ISS

The Porto Alegre municipal authorities claim that cable TV services should be liable for municipal services tax (locally ISS) rather than state VAT (locally ICMS). Our lawyers' opinion is that the ICMS legislation is clear on this question so there is no risk of losses for the Company. The assessments amount to R$ 3,980 (R$ 5,315 on March 31, 2007).

c. Divergence in relation to accessory obligations

Subsidiary Net Rio Ltda. faces a claim for R$ 5,419, questioning that the amounts stated in its tax filing (local acronym DIPJ) in relation to income tax estimates are higher than those reported in its DCTF or higher than the amounts collected for the public exchequer.

d. Payment not demonstrated

Some subsidiaries face claims in relation to social security charges and VAT (locally PIS, COFINS and ICMS) already collected pending documentation totaling R$ 625 (R$ 615 on March 31, 2007).

e. Utilization of access provider

An action was brought against Net Belo Horizonte Ltda. to remove the obligation to engage an internet access provider by consumers who subscribed to broadband services in the amount of R$ 3,000 (R$ 3,000 on March 31, 2007).

There are other possible-risk cases in which the total amount involved is R$ 8,642.

There follows a summary of the contingency for which no provision was set aside because the Company’s management, on the basis of information provided by its outside advisors, believe that there is only a remote chance of losing:

Tax on use of public roads, and aerial and underground space

As of 1999, several municipalities promulgated orders or laws levying contributions on the utilization of public, aerial and underground spaces, including laying and passage of cables, also known as the “Shadow Tax”. Power and telecommunications companies, among others, are liable for this tax.

In all municipalities in which the Company is operating and local legislation has been issued authorizing the "Shadow Tax", the Company has taken legal action questioning the constitutionality and legality of this tax. In these actions, we contend that: (i) the tax interferes with the Brazilian federal government's exclusive authority to legislate for telecommunications; and (ii) the legal nature of the tax is not that of a price, fee or contribution, or public contribution, as defined under Brazilian law. In addition, we believe that the "shadow tax" is unconstitutional, since it is not included in the jurisdiction of municipalities as determined by Brazil’s Federal Constitution.

In Rio de Janeiro we are awaiting a decision on our appeal from the highest court.

In São Paulo three different regulations (normative acts) have been issued authorizing the Shadow Tax. The outcomes of the actions brought by Net São Paulo Ltda. were as follows:

In the action against the 1st law, a court order was not granted by the court of 1st instance but is awaiting a decision from the court of 2nd instance. In the action against the 2nd law, a favorable decision was annulled by the court of second instance, and is awaiting a ruling from the highest court. In the action against the third "normative act" the decision from the court of 1st instance was favorable and we are awaiting a decision from the court of second instance.

In other municipalities, we obtained six favorable decisions, which the municipalities appealed, and three unfavorable decisions which have appealed.

In relation to Vivax, there are court cases underway in 8 municipalities (Jacareí, Bragança Paulista, Caçapava, Limeira, Rio Claro, São Vicente, Taubaté and São José dos Campos). We obtained 7 favorable ruling in courts of 1st instance and are awaiting decisions of the courts of 2nd instance. In the municpality of Limeira the action distributed by Vivax was dismissed. An appeal was lodged against this ruling and we are awaiting its outcome.

If our appeals fail and we are forced to pay this tax, our operational earnings may be adversely and substantially affected. However, on the basis of its legal advisors’ opinions that the chances of losing the case are remote, management has not set aside provisioning for this contingency.

18. Shareholders’ equity

Share Capital

On February 1st, 2007, 1,146,354 common and 1,881,774 preferred shares were issued arising from the fiscal benefit resulting from the amortization of the goodwill recorded as counterpart to the special goodwill reserve fund originating from the takeover of Globotel Participações S.A., in the amount of R$ 70,404 under the terms of Securities Commission (CVM) Instruction 319/99.

The Extraordinary General Meeting of June 11, 2007 authorized the Company to arrange a capital increase in the amount of R$ 1,323,923 through the issue of 39,674,028 preferred shares all book-entry and without par value, to be subscribed and paid for by the incorporation to the Company's equity of Vivax stock not in its possession. The share capital began to be represented by 111,822,137 common shares and 223,233,340 preferred shares.

The share capital can be increased to a limit of R$ 6,500,000 regardless of any amendment to the Bylaws in compliance with article 168 of Law 6.404/76, based on the decision of the Board of Directors, which will establish the terms for issuance according to the terms of the first paragraph of article 170 of Law 6.404/76.

The Bylaws provide for the distribution of mandatory dividends of 25% of net profits for the period, adjusted in compliance with article 202 of Law 6.404/76, taking the balance available when included in the accumulated amount.

The preferred shares shall be entitled to vote exclusively on the following matters: (a) transformation, incorporation, merger or split off of the Company; (b) valuation of assets intended to comprise the Company’s capital increase; (c) choice of specialized company to determine the economic value of the Company’s shares, according to the terms of article 9, “iv”, of the Bylaws; and (d) amendments or revocation of provisions to the Bylaws which result in noncompliance on the part of the Company with those requirements provided for in Section IV, item 4.1, of the Corporate Governance Distinct Practices Regulation – Level 2, instituted by the São Paulo Stock Exchange (“BOVESPA”) and they shall also be entitled to vote in regard to the approval of contracts between the Company and its majority shareholder, either directly or through third parties as well as other companies in which the majority shareholder holds interest, at any time in the future, on the basis of legal or statutory provision, the approval of these contracts is decided at the General Meeting.

Preferred shares are entitled to the receipt of dividends in cash 10% (ten percent) greater than those paid out on common shares; priority in reimbursement in the event of liquidation of the Company without premium at the value of shareholders’ equity; and treatment equal to that given to Shareholders who exercise the effective power to conduct corporate operation and advice in relation to the Company bodies, either directly or indirectly, in fact or in law (“Controlling Power”) in the event of the disposal of this Controlling Power, according to that provided in article 27, header of the Bylaws.

Since preferred shares are not entitled to fixed or minimum dividends, they shall not acquire voting rights if the Company fails to pay dividends, but will take part on an equal footing as common shares in the distribution of bonuses and shall represent as much as 2/3 (two thirds) of the total number of shares issued by the Company and can be amended upon issuance at the previously existing proportion between common and preferred shares.

In compliance with the provisions of the Sarbanes-Oxley Act, the Company, on July 12, 2005, approved the installation of a permanent fiscal council comprising a minimum of three and a maximum of five members.

Shareholders’ Agreement

On March 21, 2005, a new Company Shareholders’ Agreement, whereby any shareholder that wants to transfer part or all of its common shares to a third party must notify in writing the other Shareholders, extending preemptive rights, was entered into.
The Company’s Board of Directors will be made up of, at least, nine (9) and, at most, twelve (12) effective members and the same number of alternate members, being, at least, twenty per cent (20%) of its Independent Board members as defined in Regulation Level 2 of Bovespa’s Corporate Governance, all of which are Shareholders of Net Serviços de Comunicação S.A., with a unified mandate of one (1) year, which reelection is allowed, and at least one effective member and respective alternate by exclusive and separate appointment by Globo, three (3) effective members and respective alternates by exclusive and separate appointment by Embrapar, six (6) members by exclusive and separate appointment by GB Empreendimentos e Participações S.A. or their acceptable successors or assignees which individually or jointly hold over 50% common shares and whenever applicable, one member representing the minority Shareholders group. As defined in the second amendment to the Company’s Shareholders Agreement, entered into on April 28, 2006, Embrapar shall appoint for election and replacement one (1) independent member and respective alternate, the votes of which shall not be entailed to the decisions made on Previous Meetings according to the provisions of the Shareholders’ Agreement.

Market value of Company shares

The market value of Net Serviços de Comunicação S.A’ shares., according to the most recent average quote of shares traded on the São Paulo Stock Exchange – BOVESPA, was on June 30, 2007, R$ 32.00 (R$ 27.88 on March 31, 2007). The Company has on June 30, 2007 a shareholder's equity of R$ 2,592,308 and on March 31, 2007 a shareholder's equity R$ 1,265,245, being the equity amount of the shares of R$ 7.74 and R$ 4.28, respectively.

Special Goodwill Reserve

On December 31, 2006, the Company obtained a tax benefit, reflected by the cash savings in the amount of R$ 70,404, resulting from amortization of goodwill calculated by Globotel Participações S.A., the net assets of which were incorporated by Net Serviços de Comunicação S.A. in August 2001.

Observing the preemptive rights of the non-majority shareholders, the portion of the goodwill reserve related to tax benefits realized, on February 1st, 2007, the Board authorized and ratified a capital increase in the amount of R$ 70,404 capitalizing the tax benefit resulting from amortization of the goodwill due to the acquisition of Globotel Participações S.A. ("Globotel"), as stipulated in section of the Globotel "Protocol of Incorporation". This benefit was gained by subsidiaries Net Belo Horizonte Ltda., Net Rio Ltda., Net Brasília Ltda. and Net São Paulo Ltda. during the year ended December 31, 2006.

Pursuant to CVM Instruction 319/99 and Article 171 of Law 6.404/76, the shares were issued against credit capitalization benefiting the shareholder Globo Comunicação e Participações S.A. (successor to Roma Participações S.A.) assuring to the remaining shareholders the faculty of exercising their right of preference on the subscription of these shares.

19. Statement of changes in shareholders’ equity for the period ended on June 30, 2007

	Number of Shares		Share Capital			Capital Reserves

						Goodwil	Special	Premium on	Accumulated
	CN	PN	Subscrib	To be paid in	Paid in	on share	Goodwil	issue of	losses	Total
			d			issues	Reserve	debenture

Balances on March 31, 2007	111,822,137	183,559,312	4,155,968	(12,923)	4,143,045	8,702	221,873	54,945	(3,163,320)	1,265,245

Capital increase upon incorporation of
issuance shares of Vivax on June 11,
2007.	-	39,674,028	1,323,923	-	1,323,923	-	-	-	-	1,323,923

Loss for the quarter	-	-	-	-	-	-	-	-	3,140	3,140

Balances on June 30, 2007	111,822,137	223,233,340	5,479,891	(12,923)	5,466,968	8,702	221,873	54,945	(3,160,180)	2,592,308

20. Cost of services rendered

	Consolidated

	06/30/2007	06/30/2006

Program scheduling costs	315,241	262,965
Materials and maintenance	15,561	17,513
Personnel	52,848	46,702
Pole rental	20,772	19,610
Depreciation	126,566	58,628
Amortization	18,859	9,127
Program schedule guide (TV Guide)	6,150	6,556
Third party (outsourced) service	77,553	38,352
Network electrical power	14,128	14,028
Vehicles	6,915	5,972
Telecommunications	43,348	15,940
ECAD	9,733	7,740
Telemar convention	5,268	5,216
Other	3,713	9,009

Cost of services rendered	716,655	517,358

21. Financial results

	Parent Company		Consolidated

	06/30/2007	06/30/2006	06/30/2007	06/30/2006

Income:
Interest on loans to subsidiaries and associated companies	7,026	11,605	-	-
Financial investments	14,369	2,685	27,656	18,632
Arrears interest on late monthly payments	-	-	5,290	4,235
Price level restatements	291	426	1,425	1,049
Foreign exchange fluctuations	(1,215)	(878)	(843)	(2,500)
Interest on tax credits	239	388	783	1,164
Non cumulative PIS and COFINS taxes	-	88	1	89
Discounts obtained	49	-	587	27
Other	-	-	267	-

	20,759	14,314	35,166	22,696

Expenses:
Financial charges on loans and debentures	(53,617)	(56,238)	(57,409)	(57,780)
Financial charges – Associated Companies	(115)	(2,733)	1	-
Price level restatements and foreign exchange fluctuations and	(107)	282	(899)	23
others
Price level restatements and foreign exchange fluctuations on	31,924	-	32,649	8,932
loans
Financial charges on contingencies	1,267	2,638	(4,801)	(4,013)
CPMF tax	(4,787)	(1,164)	(14,809)	(8,395)
PIS and COFINS taxes on income	(521)	(505)	(967)	(506)
Earnings (losses) from Hedge/Swap operations	(24,874)	(18,854)	(24,874)	(29,361)
IOF tax on bank current account	8,805	10,940	10,862	14,734
Interest on suppliers and taxes	(597)	(28)	(1,182)	(813)
Discounts extended	(11,495)	-	(12,504)	(10,428)
Financial assistance in the debt restructuring program	32	(244)	6	(236)
Price level restatements and foreign exchange fluctuations on	-	5	(423)	2,504
Program scheduling
Other	(2,330)	(233)	(4,884)	(1,711)

	(56,415)	(66,134)	(79,234)	(87,050)

Net financial expenses	(35,656)	(51,820)	(44,068)	(64,354)

In May, 2007 the Company renegotiated the remaining balance on the contract for the sale of the company Vicom Ltda. with Comsat Brasil Ltda. in order to advance its receivables and granted a discount of R$ 11,495 recognized under the item “discounts granted”.

22. Management remuneration

The aggregate value of remuneration received by the Company management for services in their respective areas of endeavor was R$ 18,882 for the period ended on June 30, 2007 (R$ 7,952 on June 30, 2006).

23. Employee benefits

Benefits:

In addition to the usual benefits provided for in labor legislation, the Company and its subsidiaries have adopted a policy including a few additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, the actuarial risks of which are not assumed by the Company and its subsidiaries. Expenses for these benefits accumulated during the period ended on June 30, 2007, totaled R$ 9,534 (R$ 8,080 on June 30, 2006).

Remuneration:

The Company has three complementary remuneration plans as explained below:

(i)
Profit sharing Plan (PPR): in compliance with a union agreement whereby the Company must remunerate its employees on the basis of profit sharing in the amount of up to two additional salaries, in the event that the performance targets established according to annual planning and approved by the Company’s Board of Directors are met. For a select number of management, directors and managers of the Company, there are individual agreements in place in compliance with the targets established for these professionals.

(ii)
Additional profit-sharing bonus is offered to a select number of members of the management, directors, and managers of the Company, for the purpose of ensuring retention of these employees. A new cycle begins in 2007, and the same criteria will be applied as in the previous year. The provisions for payment of this plan got underway beginning in 2007 and are cumulative until paid off.

(iii)
Additional Profit sharing Plan (PPR): the Company will pay up to one additional monthly salary to employees of operators able to offer the Net Fone Via Embratel and Vírtua (Triple Play) products. The main aims of this additional plan are to reach the targets for the Triple Play product (weighting fifty percent) and the net revenue per home (weighting fifty percent).

Assuming the targets that will be met, management has made provisions relating to these benefit plans. They are recorded under the heading salaries and social charges and have a balance on June 30, 2007 of approximately R$ 32,390 (R$ 14,358 on March 31, 2007), according to the established payment terms.

The Company has contracted civil liability insurance for acts practiced by its directors and officers – D&O, in the fulfillment of their duties.

24. Interest on own capital

Pursuant to the faculty stipulated by Law No. 9249/95, the accounting records kept by subsidiaries include interest on own capital based on the Long Term Interest Rate (local acronym TJLP) in force in the year, in the amount of R$ 12,822 (R$ 731 on June 30, 2006), which was entered as financial expenses, as required by fiscal legislation. For the purposes of these financial statements, these interest charges have been eliminated from the year's financial expenses and are being shown in the retained earnings account as a counter-entry for short-term liabilities.

The tax economy generated on this operation during the year was approximately R$ 2,982 (R$ 235 on June 30, 2007), due to deduction of these taxes in relation to "interest on own capital" credited to shareholders.

25. Financial instruments

i) Estimated market values

The realization values of the main financial assets and liabilities of the Company were determined on the basis of information available on the market and appropriate valuation methods. However, a great deal of judgment was required to interpret the market data to produce the most appropriate realization value. As a result, the following estimates do not necessarily reflect the amounts that could be realized on the current trading market. The use of different methodologies could have an effect on the estimated realization values.

The management of these instruments is conducted on the basis of operations strategies, for the purpose of liquidity, profitability and security. The control policy includes continual monitoring of the contracted rates versus prevailing market rates. The Company and its subsidiaries do not make investments of a speculative nature, in derivative or any other risk assets.

Criteria, premises and limitations in the calculation of the market values.

a) Cash and cash equivalents and financial investments.

The carrying amounts of cash and cash equivalents and financial investments approximate their market values.

b) Recoverable taxes

These are presented at carrying amounts, since there are no parameters for calculation of the market value.

c) Receivable/payable loans

These are shown at carrying amounts since there are no similar instruments on the market and because they are related to operations conducted with subsidiaries and associated companies.

d) Investments

The market value of the equity holding in Vivax S.A. was determined on the basis of the latest share quotation on Bovespa.
The market value of Investments is identical to their carrying amounts since there are no quotations for them on the market.

e) Loans, financing and debentures

The market values of loans, financing and debentures were calculated on the basis of the net present values of the future cash flows, taking the rates of interest currently available and applicable to instruments of this nature, terms and similar risks or based on market quotations of these notes.

The market values and book balances of financial instruments are shown below:

	Parent Company		Consolidated

	06/30/2007		06/30/2007

	Book values	Market value	Book values	Market value

6th issue debentures	585,275	585,275	585,275	585,275
Guaranteed Perpetual Notes	291,472	291,472	291,472	291,472
Finame	-	-	28,931	28,931
Banco Itaú BBA	-	-	223,775	223,775

	876,747	876,747	1,129,453	1,129,453

f) Derivatives

The Company has a policy of mitigating market risks and avoids assuming positions exposed to fluctuations of market values and operating only with instruments, which enable controls and risks. The Company has swap operations, at an initial value in the amount of US$ 2,700 thousand, reflecting the substitution of the foreign exchange fluctuation by the IGP-M index plus spread in 3 equal installments and several other swap operations having an initial value in the amount of US$ 91,380 thousand, reflected by the exchange of foreign exchange fluctuations by the CDI or by pre-fixed rates, for the purpose of protecting itself from the mismatched effects of these rates. On the period ended June 30, 2007, the company presented a loss of R$ 24,874 in financial expenses.

g) Limitations

The market values were estimated on the balance sheet date based on relevant market information. The changes in the premises could affect the estimates recorded.

ii) Credit risk

The financial instruments, which subject the Company and its subsidiaries to credit risks, are mainly represented by cash and cash equivalents and accounts receivable. The Company and its subsidiaries maintain cash and cash equivalents with a number of financial institutions and do not limit its exposure to one institution in particular. The credit risk is concentrated on subscriber accounts receivable and is limited by the large number of subscribers that comprise the client base. The Company also has a Provision for doubtful accounts receivable in the amount of R$ 28,520 (R$ 29,644 on March 31, 2007) corresponding to 18% of the balance of outstanding accounts receivable (22% on March 31, 2007).

Consolidated expenses for doubtful accounts receivable totaled R$ 17,525 on June 30, 2007 (R$ 13,237 on June 30, 2006).

iii) Foreign exchange rate risk

The Company and subsidiaries’ results are susceptible to fluctuations related to the volatility effects of the foreign exchange rate in liabilities pegged to foreign currency, especially the US dollar.

Company income is substantially generated in the local currency, the Real, although the Company does have equipment vendors pegged to foreign currencies.

The Company’s foreign currency exposure is shown below:

	Consolidated

	06/30/2007	03/31/2007

US dollar pegged debt:
Loans and financing	291,472	310,294
Equipment vendors	14,943	36,355

Liability exposure	306,415	346,649

iv) Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates (CDI, Selic, TJLP).

The Company’s interest exposure is shown below:

06/30/2007

6th issue debentures	585,275
Finame	28,931
CCB – Banco Itaú BBA S.A.	223,775
Local currency, real, denominated investments	(518,277)

Liability exposure	319,704

26. Commitments and guarantees

The Company has entered into office rental contracts which terms average 60 months and rental contracts for poles in the main cities in which it operates, which terms average 120 months. The Company also has outsourced information technology contracts for a term of 72 months and contracts for a customer service center for a period of 36 months.

Expenses arising from these contracts are shown below:

Nature of the contracts	06/30/2007	06/30/2006

Offices	7,497	3,747
Poles	32,711	22,395
Information technology outsourcing	90,774	14,789
Customer service center outsourcing	54,709	27,888

27. Guarantees

The Company and some subsidiaries have signed letters of guarantee with financial institutions for the purpose of guaranteeing payment of tax suits lodged against the companies by the Federal Tax

Authority, the Finance Departments of the states of São Paulo and Rio de Janeiro, and the Belo Horizonte Federal Tax Office.

The amounts of the letters of guarantee are shown below:

06/30/2007

Net Rio Ltda.	202,722
Net Campinas Ltda.	16,435
Net Serviços de Comunicação S.A.	7,569
Net São Paulo Ltda.	2,743
Net Belo Horizonte Ltda.	1,032
Net Florianópolis Ltda.	598
Net Goiânia Ltda.	167
Net Sorocaba Ltda.	103
Net Anápolis Ltda.	100
Net Recife Ltda.	53
Net São Carlos Ltda.	49

231,571

28. Insurance

The Company has adopted a policy of contracting insurance coverage for goods subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations. The premises for the risks adopted, given their nature, are not included in the scope of an audit of the financial statements, therefore our independent auditors have not examined them. Total coverage per insurance area is shown below:

		Maximum annual
Area	Main coverage	coverage

Multi-risk property	Fire, lightening, explosion, tornado, electrical damage, theft, valuables inside
insurance	the premises, riots, strikes and restoration of records, open fidelity, electronic
	equipment, furniture and flooding.	102,500
Loss of profits	Arising from fire, lightening and explosions of any nature (including those
	stemming from riots)
	Indemnity period = 4 months	20,000
Liabilities	Civil, operating – commercial/industrial establishments, service providers at
	the locations of third parties, employer, contingent risks, civil work sites,
	crossed civil liability, pain and suffering and parking lot valets	5,400
Civil liability of the	Legal defense costs, legal representation expenses and indemnities for
directors and	financial losses caused to third parties owed to errors or omissions incurred in
officers	management acts. Including worldwide coverage.	67,420

29. Tax losses carry forward

The Company and its subsidiaries have tax losses, negative social contribution tax bases and temporary differences in the calculation of taxable income to offset against 30% of annual taxable income in the following amounts with no statute of limitations.

	06/30/2007		03/31/2007

	Income tax	Social Contribution	Income tax	Social Contribution
		tax		tax

Parent Company	1,162,295	1,496,198	1,150,410	1,484,685
Consolidated	3,515,602	3,951,374	3,246,263	3,682,285

30. Cash flow statements

With the purpose of providing additional information to the market, which will allow a better understanding of the quarterly information, the Company is presenting the consolidated cash flow statements for the periods ended on June 30, 2007 and 2006, prepared in accordance with the indirect method.

	Parent Company		Consolidated

	06/30/2007	06/30/2006	06/30/2007	06/30/2006

Cash Flows from operating activities
Net income (loss) for the period	28.160	28,909	28,160	28,909
Items which do not affect cash
Equity Earnings	(64,257)	(95,516)	25,232	-
Net interest and foreign exchange fluctuations	(24,045)	9,076	(15,498)	13,178
Interest expenses on loans net of payments	53,639	55,834	56,283	57,413
Loss on hedge instruments	24,874	18,854	24,874	29,361
(Gain)/Loss of investment capital	(4,289)	64	-	-
Depreciation and amortization	14,475	16,633	173,648	94,569
Interest on own capital	8,006	949	-	-
Interest in minority shareholdings	-	-	197	34
Deferred income and social contribution taxes	-	-	42,205	42,706
Results from writing off permanent assets	(19)	(81)	2,506	3,033
Provision for contingencies	(18,080)	(23,150)	(21,229)	(34,036)
Variations in assets and liabilities
(Increase) decrease in accounts receivable	-	(1)	(22,710)	(5,771)
(Increase) decrease in inventories and other credits	-	-	(29,501)	(4,022)
(Increase) decrease recoverable taxes	(1,196)	1,397	8,812	19,118
Decrease dividends received	555	125,920	-	-
(Increase) decrease in other assets	(14,424)	(8,337)	19,220	85,143
(Increase) decrease in prepaid expenses	731	(838)	(8,109)	(7,578)
Increase (decrease) suppliers and program scheduling	5,371	8,093	12,848	37,308
Increase (decrease) in fiscal obligations	732	45	645	(18,140)
Increase (decrease) in salaries and social charges	(4,965)	1,765	(5,480)	6,029
Increase (decrease) in provisions and other accounts payable	(17,318)	(10,001)	(1,995)	(369)

Net Cash (used in) provided by operating activities	(12,050)	129,615	290,108	346,885

Cash flow from Investment activities
Interest held in companies	(491)	(65,000)	(491)	-
Acquisition of property, plant and equipment and deferred	(4,296)	(4,802)	(315,340)	(203,153)
charges
Sale of permanent assets	19	1,134	301	467
Cash originating from expenses acquired	-	-	103,451	-

Cash and cash equivalents
used in Investment activities	(4,768)	(68,668)	(212,079)	(202,686)

	Parent Company		Consolidated

	06/30/2007	06/30/2006	06/30/2007	06/30/2006

Cash flow from financing activities
Loans and financings – current / non current
Incoming	-	-	28,653	-
Payments	(54,445)	(64,293)	(54,470)	(149,846)
Related parties	-
Incoming	914,376	29	-	-
Payments	(890,736)	(8,402)	-	-

Net cash provided by (used in) finance activities
	(30,805)	(72,666)	(25,817)	(149,846)

Increase (decrease) in cash and cash equivalents	(47,623)	(11,719)	52,212	(5,647)

Statement of the increase in cash and cash equivalents
At the beginning of the period	252,125	54,812	506,457	302,756
At the end of the period	204,502	43,093	558,669	297,109

Increase (decrease) in cash and cash equivalents	(47,623)	(11,719)	52,212	(5,647)

31. “EBIT” or LAJIR and “EBITDA” or LAJIDA

The Company uses the EBIT or LAJIR (Operating income before interest and taxes) and EBITDA or LAJIDA (Operating income before interest, taxes, depreciation and amortization) as an indicator for measuring its economic performance.

The Company uses the EBIT and the EBITDA because they are standard financial statistical measurements, normally declared and widely used in the pay television sector. The EBIT and the EBITDA should not be taken into account separately or as substitutes for net income, indicator of operations performance or alternative cash flow for the calculation of liquidity. Neither measurement represents funds available for dividend distribution, re-investments or other uses, and are calculated as follows:

	Consolidated

	06/30/2007	06/30/2006

Net income (loss) for the period	28,160	28,909
Income and social contribution taxes	54,152	53,960
Equity Earnings	25,232	-
Net financial expenses (income)	44,068	64,354
Net non operating expenses (income)	1,765	523
Interest in minority shareholdings	197	34

EBIT	153,574	147,780
Depreciation and amortization	173,648	94,569

EBITDA	327,222	242,349

For the purpose of calculation of the EBIT and EBITDA measurements, the heading financial expenses (income) take into account the breakdown of accounts as explained in explanatory note 21.

Balance sheets

(In thousands of Reais)

		Consolidated
Account	Description	06/30/2007	03/31/2007
1	Total Assets	4.949.602	3.214.002
1.01	Current Assets	923.002	780.412
1.01.01	Cash and Cash equivalents	558.669	454.119
1.01.01.01	Cash	40.392	40.815
1.01.01.02	Investments and securities	518.277	413.304
1.01.02	Receivables	134.777	116.439
1.01.02.01	Customers	126.542	102.198
1.01.02.01.01	Subscriber Accounts Receivable	280.214	247.804
1.01.02.01.02	Provision for Doubtful Accounts Receivable	(28.520)	(29.644)
1.01.02.01.03	Deferred Revenues	(125.152)	(115.962)
1.01.02.02	Several Credits	8.235	14.241
1.01.02.02.01	Accounts Receivable from Affiliated Company	8.235	14.241
1.01.03	Inventories	86.145	72.353
1.01.04	Other	143.411	137.501
1.01.04.01	Deferred Taxes	104.316	101.642
1.01.04.02	Taxes Recoverable	28.450	25.317
1.01.04.03	Other Current Assets	10.525	10.437
1.01.04.04	Related Parties	0	0
1.01.04.05	Programming Receivables from subsidiaries	120	105
1.01.04.06	Accounts Receivables – Sale of Investments	0	0
1.01.04.07	Interest on Shareholder’s Equity Capital	0	0
1.02	Non Current Assets	4.026.600	2.433.590
1.02.01	Sundry Credits	556.048	592.381
1.02.01.01	Several Credits	163.867	157.208
1.02.01.01.01	Judicial Deposits	154.249	146.922
1.02.01.01.02	Prepaid Expenses	9.618	10.286
1.02.01.02	Credits with Affiliated Company	178	4
1.02.01.02.01	Credits with Associated Company	178	4
1.02.01.02.02	Credits with Subsidiary	0	0
1.02.01.02.03	Credits with other Affiliated Company	0	0
1.02.01.03	Other	392.003	435.169
1.02.01.03.01	Deferred Taxes	390.209	407.662

Balance sheets

(In thousands of Reais)

		Consolidated
Account	Description	06/30/2007	03/31/2007
1.02.01.03.02	Other Credits of Values	1.794	1.792
1.02.01.03.03	Accounts Receivable - Sale of Investments	0	25.715
1.02.02	Fixed Assets	3.470.552	1.841.209
1.02.02.01	Investments	1.851.141	565.587
1.02.02.01.01	Investments in Associated Companies	0	0
1.02.02.01.02	Investments in subsidiaries	0	0
1.02.02.01.03	Participation on Subsidiary	0	128.115
1.02.02.01.04	Participation on Subsidiary – Goodwill	1.850.977	437.308
1.02.02.01.05	Other Investments	164	164
1.02.02.02	Property, Plant & Equipment	1.393.741	1.111.998
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred Charges	225.670	163.624

Balance sheets

(In thousands of Reais)

		Consolidated
Account	Description	06/30/2007	03/31/2007
2	Total Liabilities	4.949.602	3.214.002
2.01	Current Liabilities	530.902	450.761
2.01.01	Loans and Financing	8.523	2.750
2.01.02	Debentures	5.275	24.505
2.01.03	Suppliers	244.175	243.844
2.01.04	Taxes and Contributions Payable	76.967	58.306
2.01.04.01	Fiscal Obligations	64.461	53.838
2.01.04.02	Income Tax Payable	12.506	4.468
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	71.811	40.589
2.01.06.01	Payroll and Related Charges	71.811	40.589
2.01.07	Related Parties	19.656	1.823
2.01.07.03	Accounts Payable to Subsidiaries	19.656	1.823
2.01.08	Other	104.495	78.944
2.01.08.01	Accounts and Expenses Payable	104.495	78.944
2.02	Non Current Liabilities	1.825.991	1.497.763
2.02.01	Long-term Liability	1.790.084	1.465.060
2.02.01.01	Loans and Financing	535.655	307.544
2.02.01.02	Debentures	580.000	580.000
2.02.01.03	Provisions	0	0
2.02.01.03.01	Programming Payable	0	0
2.02.01.04	Related Parties	0	0
2.02.01.04.01	Related Parties – Subsidiaries	0	0
2.02.01.04.02	Related Parties – Shareholders	0	0
2.02.01.04.03	Related Parties – Subsidiaries	0	0
2.02.01.04.04	Related Parties – Associated Companies	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	674.429	577.516
2.02.01.06.01	Fiscal obligations and other taxes payable	0	0
2.02.01.06.02	Provision for Contingencies	669.712	575.715
2.02.01.06.03	Deferred Income Taxes	0	4
2.02.01.06.04	Provisions and Other Accounts Payable	4.717	1.797
2.02.02	Deferred Income	35.907	32.703
2.03	Minority Shareholders	401	233
2.04	Shareholders Equity	2.592.308	1.265.245
2.04.01	Capital	5.466.968	4.143.045
2.04.02	Capital Reserve	285.520	285.520
2.04.02.01	Special Goodwill Reserve	221.873	221.873
2.04.02.02	Premiums on Issue of Debentures	54.945	54.945

Balance sheets

(In thousands of Reais)

		Consolidated
Account	Description	06/30/2007	03/31/2007
2.04.02.03	Goodwill on Share Issues	8.702	8.702
2.04.03	Revaluation Reserve	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiary/ Associated Company	0	0
2.04.04	Profit Reserves	0	0
2.04.04.01	Legal Reserve	0	0
2.04.04.02	Statutory Reserve	0	0
2.04.04.03	Contingencies Reserve	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained Earnings	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained earnings/ Accumulated Losses	(3.160.180)	(3.163.320)
2.04.06	Advance for Future Capital Increase	0	0

Statements of Income
Years ended June 30, 2007 and 2006
(In thousands of Reais)

		Consolidated
Acocunt	Description	01/04/2007 a 06/30/2007	01/01/2007 a 06/30/2007	01/01/2006 a 06/30/2006	01/01/2006 a 06/30/2006
3.01	Gross Revenue of Sales and Services	817122	1538481	595921	1145532
3.02	Taxes and Other Deductions From Revenue	(181839)	(342028)	(129760)	(240560)
3.03	Net Revenues	635283	1196453	466161	904972
3.04	Cost of goods sold and services rendered	(381830)	(716655)	(264479)	(517358)
3.05	Gross Profit	253453	479798	201682	387614
3.06	Operating Expenses / Income	(221224)	(395524)	(144968)	(304188)
3.06.01	Selling Expenses	(66477)	(127329)	(50796)	(97309)
3.06.02	General and Administrative	(100538)	(192521)	(77342)	(146274)
3.06.02.01	General and Administrative Expenses	(92509)	(176038)	(70338)	(131856)
3.06.02.02	Depreciation and Amortization	(8029)	(16483)	(7004)	(14418)
3.06.03	Financial	(25536)	(44068)	(21302)	(64354)
3.06.03.01	Financial Income	17445	35166	13675	22696
3.06.03.02	Financial Expense	(42981)	(79234)	(34977)	(87050)
3.06.04	Other Operating Income	2869	4015	9708	19326
3.06.05	Other Operating Expense	(4150)	(10389)	(5236)	(15577)
3.06.05.01	Amortization of Goodwill on Investments	(6913)	(11740)	(6102)	(12396)
3.06.05.02	Other	2763	1351	866	(3181)
3.06.06	Equity in net income of associated companies	(27392)	(25232)	0	0
3.06.06.01	Equity in net income of associated companies	(27392)	(25232)	0	0
3.06.06.02	Provision for losses on investments	0	0	0	0
3.07	Operating Income	32229	84274	56714	83426
3.08	Non Operating Income/(Loss)	(707)	(1765)	(823)	(523)
3.08.01	Non Operating Income	(9423)	741	(6825)	641
3.08.02	Non Operating Losses	8716	(2506)	6002	(1164)
3.09	Income (loss) Before Income Tax	31522	82509	55891	82903
3.10	Income Tax Expenses	(6602)	(11947)	(4049)	(11254)
3.11	Deferred Income Taxes	(21612)	(42205)	(30069)	(42706)
3.12	Participations/Contributions of Profit	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of Interest on Shareholders’ equity	0	0	0	0
3.14	Minority Shareholders	(168)	(197)	(22)	(34)
3.15	Net Income (Loss) for the Year	3140	28160	21751	28909
	Numbers of shares, Ex-tesouraria (mil)	335055	335055	4019812	4019812
	Earnings per share ( Reais )	0,00937	0,08405	0,00541	0,00719
	Loss per share ( Reais )	0,00000	0,00000	0,00000	0,00000

1. OPERATING PERFORMANCE

On May 16, 2007, the National Telecommunications Agency (“ANATEL”) approved the acquisition of Vivax’s control by Net Serviços pursuant to the terms and conditions in the Share Acquisition and Other Arrangement Agreement of October 2006. Following ANATEL’s approval, shareholders’ meetings approved said acquisition on June 11, 2007. Net has thus become Vivax’s controller, detaining all its capital.

Vivax’s acquisition was in line with the Company’s growth strategy as the companies have complementary infrastructures with very little overlapping. This becomes clear with the continued strong growth of both pay TV and broadband, up by 16.7% and 75.4%, respectively. Voice services, available in only part of Net’s coverage area at the close of the quarter, reached 353,700 clients.

Revenue Generating Unit (“RGU”), defined as the sum of all the services offered by the Company, posted strong growth of 49.7% to total 4,099,600 at the close of the quarter, versus 2,738,500 in the same period a year ago. The strong growth was due to expansion in the client base of all services offered by the Company, particularly the broadband client base, which registered very attractive growth.

In addition to organic growth, the consolidation of Vivax led the pay TV client base to expand to 2,304,200 in the quarter, an increase of 16.7% compared to the combined base of 1,974,600 in the same period a year ago. The number of broadband users in Brazil continues to grow at a very strong pace. Because of its differentiated product, particularly due to the effective speeds delivered to the consumer and the product’s reliability, the Company has been managing to capture a significant share of this market. The broadband client base surpassed the mark of 1 million subscribers to reach 1,119,700 at the close of 2Q07, an increase of 75.4% compared to the 638,400 clients at the close of 2Q07. The NET Fone Via Embratel client base reached 353,700, demonstrating the product’s excellent acceptance due to the fact that it is a quality and with competitive price alternative in the residential voice market, leading the product’s penetration in the NET Vírtua client base to reach 32%.

The pay TV churn rate in the last 12 months posted a slight decline, from 14.2% in the 2Q06 to 13.9% in 2Q07. However, this churn rate is higher than the rate the Company has been posting, since the Vivax operations have a slightly higher churn rate than Net. The Company is analyzing the reasons for this difference and studying if the applications of Net’s process and products could reduce Vivax’s churn rate to lower levels. Of the total number of disconnections, 50% were requested voluntarily by clients, with a change in address to areas not covered by the Company the main reason for these disconnections. The broadband churn rate for the last 12 months ended the quarter at 15.3%, a slight drop versus the 15.5% registered in the 2Q06. Similar to the Pay TV churn rate, this level of churn is higher than the rate the Company has been posting, since in the broadband business the operations of Vivax present a slightly higher churn rate than that of Net. Of the total number of disconnections, 70% were solicited voluntarily by clients, with the main reason being a change in address to areas where the service is not offered.

2. FINANCIAL PERFORMANCE

Net revenue climbed 27.9%, from R$ 905.0 million to R$ 1,196.5 million, as a result of the growth in pay TV and broadband client bases, higher package sales and higher voice revenues. Operating costs rose by 36.9%, from R$544.2 million to R$744.9 million, remaining fairly stable as a percentage of net revenue, at approximately 62%. The main items for this result were the costs related to Programming and Royalties, due to the increase in the pay TV client base, unitary cost adjustment from some programmers. In addition, there was an increase in payroll and benefits due to the increase in the number of employees in order to attend the higher demand from call center, maintenance and subscriber sign-in.

Selling General and Administrative Expenses (SG&A) grew by 32%, from R$229.2 million in 2Q06 to R$ 303.4 million in 2Q07. Selling Expenses grew by 30.9% and General and Administrative Expenses climbed 33.5%, explained mainly by higher payroll, commission and phone sales expenses. In addition, the Company recorded higher expenses related to consulting and legal and system fees arising from the corporate restructuring and the integration of Vivax’s systems.

Consolidated EBITDA totaled R$327.2 million, up by 35.0% from the R$242.4 million in the 2Q06, confirming that the Company’s accelerate growth strategy through investments in the acquisition of clients is bringing suitable returns to shareholders.

Income tax and social contribution (current and deferred) remained stable at R$ 54.2 million versus R$ 53.9 million in 2Q06, being R$ 11.9 million current tax in 2Q07 and R$ 11.3 million in 2Q06 and the deferred tax moved from R$ 42.7 million to R$ 42.2 million in 2Q07.

The Company closed the quarter with a R$ 28.2 million net income, versus a R$ 29.0 million net income in 2Q06 as a result of increased client bases and package sales.

The Company’s consolidated total debt, including both the principal and interest, closed the quarter at R$ 1,129.5 million, with long-term liabilities accounting for 99% of this total. Short-term liabilities, comprising interest in the amount of R$11.9 million and an R$1.9 million installment of the Finame.

Cash disbursements in the 2Q07 towards Investments (CAPEX) totaled R$ 315,3 versus a R$ 203.2 million Capex in 2Q06.

3. CHANGES IN THE MAIN BALANCE SHEET ACCOUNTS

The 19% increase in inventories, from R$ 72.4 million in 1Q07 to R$ 86.2 million in 2Q07 is chiefly explained by the R$ 11.7 million increase in material for network maintenance.

Deferred and short and long-term recoverable taxes dropped R$ 14.8 million, from R$ 509.3 million in 1Q07 to R$ 494.5 million in 2Q07. The slight 3% drop is mainly explained by the goodwill amortization due to the incorporation of Net São Paulo, Net Brasília, Net Rio de Janeiro and Net Belo Horizonte.

The 12.4% increase in the prepaid expenses balance, from R$ 25.3 million to R$ 28.5 million in 2Q07, is explained by the increase in programming costs related to the Brazilian Soccer Championship (A and B Series) of R$ 0.7 million, which will be booked at the end of 2007. In addition, the Company recorded a R4 2.5 million increase due to the incorporation of Vivax.

Salaries and payroll charges balance grew 76.9% from R$ 40.6 million to R$ 71.8 million in 2Q07, mainly as a result of the R$ 15.7 million increase regarding the additional profit sharing program, the R$ 3.6 million increase regarding the payment of Christmas bonus and the R$ 11.9 million due to the incorporation of Vivax.

The drop in the Debentures balance in the short-term, from R$ 24.5 million in 1Q07 to R$ 5.3 million is a result of the settlement of the interest related to the 6th debenture issue.

Provision for income tax and social contribution grew by R$ 8.0 million, from R$ 4.5 million in 1Q07 to R$ 12.5 million in 2Q07 due to the profitability of the subsidiaries recorded in the period.

Provision for other short-term accounts payable grew 15%, from R$31.9 million to R$ 36.8 million in 2Q07 due to losses regarding exchange rate hedge operations.

According to the Company’s Articles of Incorporation, any disputes and controversies arising from or related to these articles of incorporation, Level 2 Regulation, the provisions of Law 6.404/76, the regulations enacted by the National Monetary Counsel, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission, the BOVESPA Regulations and other regulations applicable to the operations of the capital markets in general must be resolved by arbitration to be conducted according to the Market Arbitration Chamber Regulations, instituted by the BOVESPA (Promissory Clause).

OTHER RELEVANT INFORMATIONS

SHARE OWNERSHIP ON 06/30/2007

ALL HOLDINGS OWNING MORE THAN 5% OF EACH TYPE AND CLASS OF SHARE
CAPITAL INCLUDING INDIVIDUAL OWNERS

SHAREHOLDER	ON*	%	PN**	%	ON+PN	%
GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.	57,029,290	51.0%	0	0	57,029,290	17.0%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	1,880,731	1.7%	0	0	1,880,731	0.6%
DISTEL HOLDING S.A.	9,685,782	8.7%	0	0	9,685,782	2.9%
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.	2,081,588	1.9%	15,823,677	7.1%	17,905,265	5.3%
EMBRATEL PARTICIPAÇÕES S.A.	40,424,873	36.1%	12,090,947	5.4%	52,515,820	15.7%
OTHER SHAREHOLDERS	719,873	0.6%	195,318,716	87,5%	196,038,589	58.5%

TOTAL SHARES	111,822,137	100.0%	223,233,340	100.0%	355,055,477	100.0%

ON AND PN AS % OF TOTAL	33.4%		66.6%		100.00%

*	ON: Common Shares, have voting rights at general meetings.
**	PN: Preferred Shares, preference to receive profits or refund of capital if company dissolved, do not grant or restrict voting rights.

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

SHARE OWNERSHIP ON 06/30/2007

SHAREHOLDER	ON	%	PN	%	ON+PN	%
DISTEL HOLDING S.A.	72,294,098	26.0	0	0	72.294.098	8.6
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	70,093,585	25.0	0	0	70,093,585	8.4
EMBRATEL PARTICIPAÇÕES S.A.	136,803,849	49.0	558,383,064	100.0	695,186,913	83.0

TOTAL SHARES	279,191,532	100.0	558,383,064	100.0	837,574,596	100.0

ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

DISTEL HOLDING S.A.

SHARE OWNERSHIP ON 06/30/2007

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	129,046,292	100.0
OTHER SHAREHOLDERS	6	0.0

TOTAL	129,046,298	100.0

GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.

SHARE OWNERSHIP ON 06/30/2007

SHAREHOLDER	ON	%	PN	%	ON+PN	%
CARDEIROS PARTICIPAÇÕES S.A.	333,335	100.0	666,665	100.0	1,000,000	100.0
TOTAL SHARES	333,335	100.0	666,665	100.0	1,000,000	100.0

ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

     CARDEIROS PARTICIPAÇÕES S.A.
COMPOSITION OF HOLDINGS ON 06/30/2007

SHAREHOLDER	Class A holdings	%	Class B holdings	%	Number shares	%
RIM 1947 Participações S.A.	151,414	33.34	301,920	33.34	453,334	33.34
JRM 1953 Participações S.A.	151,414	33.33	301,920	33.33	453,333	33.33
ZRM 1955 Participações S.A.	151,414	33.33	301,920	33.33	453,333	33.33

TOTAL	454,240	100.00	905,760	100.00	1,360,000	100.00

     RIM 1947 Participações S.A.
COMPOSITION OF HOLDINGS ON 06/30/2007

SHAREHOLDER	ON	%	PN	%	ON+PN	%
Roberto Irineu Marinho	525,000	100.0	524,993	99,9	1,049,993	99,9
OTHER SHAREHOLDERS			7	0,1	7	0,1
TOTAL SHARES	525,000	100.0	525,000	100.0	1,050,000	100.0

     JRM 1953 Participações S.A.
COMPOSITION OF HOLDINGS ON 06/30/2007

SHAREHOLDER	ON	%	PN	%	ON+PN	%
João Roberto Marinho	350,700	100.0	699,295	99.9	1,049,995	99.9
OTHER SHAREHOLDERS			5	0,1	5	0,1
TOTAL SHARES	350,700	100.0	699,300	100.0	1,050,000	100.0

     ZRM 1955 Participações S.A.
COMPOSITION OF HOLDINGS ON 06/30/2007

SHAREHOLDER	ON	%	PN	%	ON+PN	%
José Roberto Marinho	525,000	100.0	524,992	99.9	1,049,992	99.9
OTHER SHAREHOLDERS			8	0,1	8	0,1
TOTAL SHARES	525,000	100.0	525,000	100.0	1,050,000	100.0

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.
SHARE OWNERSHIP ON 06/30/2007

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
EMBRATEL PARTICIPAÇÕES S.A.	5,679,815,484	99.0
OTHER SHAREHOLDERS	57,990,761	1.0

TOTAL SHARES	5,737,806,245	100.0

EMBRATEL PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 06/30/2007

SHAREHOLDER	ON	%	PN	%	ON+PN	%
STARTEL PARTICIPAÇÕES LTDA	148,345,890,385	28.95	118,103,552,586	24.80	266,449,442,971	26.95
NEW STARTEL PARTICIPAÇÕES S.A.	5,619,208,510	1.10	4,470,908,233	0.94	10,090,116,743	1.02
TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.	117,979,543,741	23.02	340,397,390,548	71.47	458,376,934,289	46.36
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	230,452,628,060	44.97	3,021,270,000	0.63	233,473,898,060	23.61
TREASURY SHARES	0	0	0	0	0	0
OTHER SHAREHOLDERS	10,083,061,248	1.97	10,285,200,996	2.16	20,368,262,244	2.06

TOTAL SHARES	512,480,331,944	100.0	476,278,322,363	100.0	988,758,654,307	100.0

ON AND PN AS % OF TOTAL	51.8%		48.2%		100%

CONTROLADORA DE SERV. TELEC. S.A DE C.V.
SHARE OWNERSHIP ON 06/30/2007

FOREIGN OWNED COMPANY

NEW STARTEL PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 06/30/2007

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
STARTEL PARTICIPAÇÕES LTDA	99,294,805	74.79
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	33,477,562	25.21

TOTAL SHARES	132,772,367	100.0

STARTEL PARTICIPAÇÕES LTDA
SHARE OWNERSHIP ON 06/30/2007

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	3,987,194,182	99.99
TELMEX SOLUTIONS TELECOM. LTDA	7,699	0.01

TOTAL SHARES	3,987,201,881	100.0

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.
SHARE OWNERSHIP ON 06/30/2007

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	3,106,244,422	99.99
NEW STARTEL PARTICIPAÇÕES LTDA.	2	0.01

TOTAL SHARES	3,106,244,424	100.0

SHARES IN CIRCULATION AND THEIR % IN RELATION TO TOTAL SHARES ISSUED

TOTAL SHARES ISSUED (ON + PN)	196,038,589
SHARES IN CIRCULATION (ON)	719,873
SHARES IN CIRCULATION (PN)	195,318,716
% OF SHARES IN CIRCULATION IN RELATION TO TOTAL ISSUED ON 06/30/2006	58.51%

COMPANY SHARES OWNED BY CONTROLLING BLOCK, OFFICERS AND
DIRECTOR ON 06/30/2007*

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	111,102,264 27,914,624 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	21 26,106 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	1 0 0

* Reflects lots of 15 shares bundled into 1 share on August 1, 2006

COMPANY SHARES OWNED BY CONTROLLING BLOCK, OFFICERS AND
DIRECTORS ON 06/30/2007

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	1,629,005,659 414,426,857 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	24 2,000 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	0 656,531 0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.